FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 February 2004.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 February 2004.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 February 2004.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 February 2004.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 February 2004.

6.	Press release entitled, “Companies Act 1985 Section 198. Disclosure of Interest in Voting Shares in Public Companies”, dated 11 February 2004.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 February 2004.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 February 2004.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 February 2004.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 February 2004.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 February 2004.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 February 2004.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 February 2004.

14.	Press release entitled, “Publication of Annual Report”, dated 25 February 2004.

15.	“Corporate Responsibility Summary Report 2003”, dated 25 February 2004.

16.	“Annual Review 2003”, dated 25 February 2004.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 February 2004.

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 January 2004, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2635 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,692,371,881.

G H R Musker Company
Secretary
2 February 2004

Item 2
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 February 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2630 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,691,871,881.

G H R Musker Company
Secretary
3 February 2004

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 February 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2604 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,691,388,181.

G H R Musker Company
Secretary
4 February 2004

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 February 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2649 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,691,001,996.

G H R Musker Company
Secretary
9 February 2004

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 February 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2645 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,690,570,495.

G H R Musker Company
Secretary
11 February 2004

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

WE WERE INFORMED TODAY BY INVESTOR AB THAT ON 10 FEBRUARY 2004 IT REDUCED ITS HOLDING IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC TO 63,465,810 SHARES WHICH REPRESENTS 3.75 PER CENT OF THE CURRENT ISSUED ORDINARY CAPITAL OF THE COMPANY.

G H R Musker Company
Secretary
11 February 2004

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 February 2004, it purchased for cancellation 1,300,000 ordinary shares of AstraZeneca PLC at a price of 2605 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,689,312,027.

G H R Musker Company
Secretary
12 February 2004

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 February 2004, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2563 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,688,562,027.

G H R Musker Company
Secretary
13 February 2004

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 February 2004, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2597 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,687,967,927.

G H R Musker Company
Secretary
19 February 2004

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 February 2004, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2540 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,687,367,927.

G H R Musker Company
Secretary
19 February 2004

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 February 2004, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2541 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,686,621,427.

G H R Musker Company
Secretary
20 February 2004

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 February 2004, it purchased for cancellation 650,000 ordinary shares of AstraZeneca PLC at a price of 2558 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,685,975,527.

G H R Musker Company
Secretary
23 February 2004

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 February 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2550 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,685,475,527.

G H R Musker Company
Secretary
24 February 2004

Item 14

PUBLICATION OF ANNUAL REPORT

AstraZeneca PLC announced today the publication of its Annual Report, Annual Review and Corporate Responsibility Summary Report for 2003. Copies are available on the Company's website www.astrazeneca.com and are being despatched to shareholders from today.

G H R Musker Company
Secretary
25 February 2004

Item 15

Delivering our values

Corporate Responsibility Summary Report 2003

AstraZeneca Corporate Responsibility Summary Report 2003
For more information visit astrazeneca.com

At the heart of our commitment to corporate responsibility are AstraZeneca’s core values. Our continuing challenge is to ensure that these high level values are translated into consistent and appropriate actions and behaviour worldwide.

This Summary Report is designed to capture the main points of our approach to managing this challenge and to present a brief overview of our 2003 performance in the three areas of sustainable development: economic, environmental and social responsibility.

Detailed statistics and further information about our policies, principles and commitment are provided on our website, astrazeneca.com, which also provides a feedback facility.

AstraZeneca core values:

>	Integrity and high ethical standards
>	Respect for the individual and diversity
>	Openness, honesty, trust and support for each other
>	Leadership by example at all levels

Chief Executive’s message	01	AstraZeneca in brief
Our commitment	02	>	One of the world’s leading pharmaceutical companies
Our goals	04	>	Turns ideas into innovative, effective medicines for important areas of healthcare
Economic performance	06	>	Powerful product range including many world leaders
Environmental performance	08	>	Spends over $14 million each working day on research and development
Social performance	10	>	Corporate HQ London, UK; R&D HQ Södertälje, Sweden; strong presence in key US market
Performance summary	16	>	Sales in over 100 countries
		>	Manufacturing in 20 countries
		>	Research in 7 countries
		>	Over 60,000 employees worldwide

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AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com	01

Chief Executive’s message

Our reputation is built on the trust and confidence of all our stakeholders and is one of AstraZeneca’s most valuable assets. Along with our commitment to competitiveness and performance, we will continue to be led by our core values to achieve sustainable success.

Stakeholder expectations are constantly evolving and we continuously monitor our internal and external environment for issues relating to our business that affect or concern society today. We use a formal risk assessment process to identify both the opportunities and the challenges that these issues present, and to plan the actions needed to ensure our response is appropriate and consistent. Our current Priority Action Plan is shown on page 4.

Corporate responsibility (CR) is not an optional extra – it must be integral to all that we do. Our strategy to include considerations of corporate responsibility across all our activities is beginning to take effect. In particular, relevant aspects are being increasingly integrated into our risk assessments, scenario planning, training, purchasing practices and market access strategy. In 2003, we made some good progress, but recognise that there is more work to do to ensure that a sense of corporate responsibility is consistently embedded throughout the Group and actively interpreted and managed at a local level.

Because corporate responsibility spans a wide range of issues, they cannot all be covered in this brief introduction. However, I will highlight under each of our core values some areas of progress and some where further work is needed. More information is available in this Summary Report and on our website, astrazeneca.com.

Respect for the individual and diversity

We value the different backgrounds and skills that our global workforce brings to our business and are committed to ensuring that diversity is appropriately supported in the workplace – at all levels. At the end of 2003, we had around 28 diversity programmes in place within the Group and a number of awareness raising initiatives took place during the year, mainly within R&D and our US business. Further work is needed to ensure that the benefits of diversity are fully recognised across the Group.

Openness, honesty, trust and support for each other

Our Code of Conduct has been revised and re-published during the year and a formal, confidential helpline procedure is now in place for employees wishing to raise concerns on integrity issues or report inappropriate behaviour. We also concentrated on reviewing and refining our corporate governance controls and reporting procedures to ensure that we are meeting new laws and regulatory requirements. This includes the ability to meet the appropriate executive certification requirements of the Sarbanes-Oxley legislation in the US and the changes introduced in 2003 by the revised Combined Code on Corporate Governance of the UK Financial Reporting Council.

Integrity and high ethical standards

During the year, we added sales and marketing practices to the Priority Action Plan to ensure they continue to get the appropriate high level of attention and that we develop ways of improving our global reporting in this area. The settlement of the Zoladex investigation in the US (see page 13) strengthened our commitment to deliver high standards of ethical behaviour in the marketing of our medicines worldwide.

Leadership by example at all levels

Good corporate responsibility depends on the right level of commitment from all employees, led by the AstraZeneca Board, who approve the strategic direction, and our Senior Executive Team and management, who are accountable for the development and implementation of appropriate programmes in their areas of responsibility. An important step in 2003 was the inclusion in our annual compliance report by senior management to the AstraZeneca Board (the ‘letter of assurance’) of a requirement to develop local CR implementation plans.

Our business is focused on the discovery and development of life-saving and life-enhancing medicines. Historically, the markets for these therapies have been in developed countries but as the economies of developing countries grow, new markets for our prescription medicines emerge. Our strategy for expansion in these emerging markets is designed to ensure that through timely investment, we are well placed to meet the needs of patients in these countries. As part of this, we are committed to playing a role in targeting improved treatment of the highest priority diseases. In June 2003, we opened our new state of the art laboratories in Bangalore, India. Work there is dedicated to finding the first new treatment in 40 years for tuberculosis, one of the world’s greatest causes of death from infectious disease. AstraZeneca will make any treatment invented in these laboratories available for clinical development and supply to the world’s poorest countries at low prices in partnership with governments, healthcare systems, international agencies and others – all of whom have a part to play in bringing essential medicines to the patients who need them.

Good corporate responsibility enhances the benefits of our medicines, the quality of our financial performance and the significance of our contributions to our local communities. I am committed to the high standards necessary for our continued business success and for maintaining the value of our contribution to society.

Sir Tom McKillop

Chief Executive

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02	AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com

Our commitment

We believe that good corporate responsibility (CR) performance depends on the effective management of the economic, environmental and social priorities of sustainable development. This can only be achieved through the successful integration of CR considerations into all of our business activities.

Our Global CR Committee leads the development of CR management frameworks. The Committee reports to Dame Bridget Ogilvie, Non-Executive Director with responsibility for overseeing CR in AstraZeneca.

Identifying the priorities

We use a risk assessment process to help us identify the opportunities and challenges associated with our corporate responsibility. Our Corporate Responsibility Priority Action Plan (set out on page 4) provides a framework for managing these in line with our core values, including defined objectives and, where possible, appropriate key performance indicators (KPIs).

This year, we have added sales and marketing practices and access to medicines to the Plan and we continue to monitor our internal and external environment for emerging issues that may require attention and inclusion in the future.

Making it happen
During 2003, we continued to drive the integration of CR into business processes and consolidate the framework for local implementation of our global standards to ensure consistent and appropriate behaviour worldwide.

Senior managers throughout the Company are accountable for the development and implementation of CR programmes in their areas of responsibility. Based on the global CR policy, these programmes are required to take account of regional, site or functional priorities and objectives. Our CR Management Standards help managers to understand the issues, outline the framework for managing our commitments and provide advice on putting the standards into practice.

The size and scale of AstraZeneca and its business mean that developments such as these take time to embed. Local CR committees in the US and Sweden have been established and one is planned for 2004 in the UK, representing three cornerstones of our global presence. These cross-functional committees have an ongoing role for setting, monitoring and reviewing CR programmes that are relevant and appropriate for their areas. They will work closely with the Global CR Committee to share best practice and ensure that local and global objectives are aligned.

We plan to build and extend these activities to ensure that CR is consistently embedded at a local level throughout the Group.

Improving understanding
Communication is essential to successful CR integration. We continue to communicate our CR objectives to build awareness and commitment. We have made progress but more work needs to be done. Plans include tailored communications focused on improving the understanding of what corporate responsibility means in practice for all levels of the organisation. In particular, in today’s demanding world, we need to continue to promote an understanding that CR implementation does not necessarily depend on extra resource but on the consistent adoption and integration of CR considerations into everyday business thinking.

To help build corporate skills in CR management, we are in the process of integrating CR into our Leadership Development programmes. This includes using case studies to demonstrate the importance of good CR performance, to raise awareness and to stimulate discussion of how we can all contribute to delivering our values.

AstraZeneca Corporate Responsibility Policy
Through the provision of innovative new medicines, AstraZeneca improves human health and enhances people’s lives. Our activities impact not just on the patients we serve and our investors but also on our employees and on society as a whole. Our continued long term success depends on our ability to integrate successfully our financial obligations with our social and environmental responsibilities.	AstraZeneca aims to set, promote and maintain high standards of corporate responsibility worldwide which will ensure that:		>	safety, health and environmental considerations continue to be a fundamental company consideration	>	the individuality, diverse talent and creative potential that every employee brings to the business are fully valued and respected	>	ethical issues are dealt with in an effective and transparent way
	>	as a minimum, we meet national and international regulations	>	we make a positive contribution to the communities in which we operate	>	sales and marketing practices are reputable	>	our CR commitments are expanded by encouraging suppliers to embrace standards similar to our own

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AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com	03

Stakeholder dialogue
We encourage constructive dialogue with all our stakeholders and others who have an interest in our activities.

Feedback opportunities are integrated into our employee communication programmes to help us identify areas of both satisfaction and concern. We hold face-to-face meetings with investors (mainstream and ethical investor groups). Our site-based community liaison staff ensure that our local communities – including local committees and politicians – are kept informed of our business activities and plans and given the opportunity to raise any concerns. The regular contact we have with customers in our day-to-day business activities provides them with opportunities to comment on CR issues

During 2003, our CR Committee in Sweden held dialogue sessions with internal and external stakeholders in their country to help them understand better the challenges of their local CR implementation programmes. Issues raised by stakeholders included supply chain management, pharmaceuticals in the environment and the extent to which our core values are reflected in our behaviour and strategic decision-making. The Swedish CR Committee is currently updating the Swedish CR Action Plan in the light of these discussions.

In the US, the CR Committee has interviews with key stakeholders scheduled for the first quarter of 2004, the outcomes of which will help shape the US Priority Action Plan.

We also plan to publish our first US CR Report in 2004 which will outline the commitment and progress to date in that country.

Measuring progress
Measuring our performance is essential to understanding the progress we are making and identifying potential areas for improvement. We have for some time had processes in place for monitoring our economic, environmental, safety and health performance. More recently, we have been focusing on developing KPIs in other areas of social performance. These are listed in the Priority Action Plan and discussed further in the narrative of this report and on our website. Establishing KPIs in some areas of social responsibility is proving to be a challenge for industry in general and AstraZeneca is no exception. We are continually exploring the ways in which we can meaningfully benchmark our performance.

Auditing compliance
An important step in 2003 was the inclusion of a requirement to develop local CR implementation plans in our annual compliance report by senior management to the AstraZeneca Board (the ‘letter of assurance’).

Alongside this, we are building on the experience of our long standing safety, health and environment audit programme to include additional areas of CR, such as purchasing principles, labour practices and community support.

Our rolling programme of AstraZeneca site audits included 14 in 2003, 11 of which covered CR, helping us to monitor progress and identify areas for improvement in the consistent adoption of our standards. Of the 11 sites audited, five were marketing companies, four were manufacturing sites and two were research facilities. In particular, the audits highlighted the need to continue to support managers with clear guidance on what is required of them in these early days of local CR implementation.

A new CR Audit Handbook that provides guidance and support in the new areas for our internal auditors was published during the year and we are now working to build on this with further guidelines and training to ensure an appropriate focus on CR in all of our audits.

Additionally, AstraZeneca’s Group Internal Audit function works to review, among other things, compliance with laws, regulations and Group policies. During 2003, a number of reviews were conducted and reported to the Audit Committee of the Board. Areas covered included our Code of Conduct and our Code of Sales and Marketing Practices.

Dame Bridget Ogilvie
Non-Executive Director with responsibility for
overseeing CR in AstraZeneca
“ AstraZeneca continues to make progress in
the integration of CR into all its activities.
Staying in tune with the changing
expectations of its stakeholders is an ever
present challenge.”

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04	AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com

Our goals

Corporate Responsibility Priority Action Plan

Issue	Objective	Action plan
Integration of CR into all activities	CR considerations are included in all relevant strategiesand decisions	Continued internal communication of policies, framework,management standards and guidelines

Continued local implementation and global auditing

Integration of CR into learning and development programmes

Sampling employee understanding and opinion

Corporate governance	Deal with all stakeholders with the highest ethical standards	Internal communication and training in our revised Code of Conduct for all employees

Improve systems for reporting concerns

Access to medicines	To consider access to medicines when defining pricing andmarket access strategies for new brands	Communication of our framework for considering access to medicines early in product development

Monitor local alignment with global principles

Share good practice

Sales and marketing practices	High ethical standards of sales and marketing in all countriesof operation	Further develop mechanisms for monitoring and reporting compliance

Establish KPIs

Compliance	Global consistency of implementation of CR standardsincluding new governance laws and regulations	Continued development of audit processes to include CR

Human rights	Ensure that we consistently live up to our core values and our commitment to the principles of the UN Declaration of Human Rights worldwide	Establish a means of collecting Human Resources data on a consistent global basis

Establish KPIs based on the planned areas of data collection

Diversity/equal opportunity	Ensure diversity is appropriately supported in our global workforce and reflected in our leadership	Creation of diversity programmes

Ensure recruitment processes are appropriate

Establish a means of collecting Human Resources data
on a consistent global basis

Use of laboratory animals	Minimise the number of animals used	Continued adoption of alternative techniques where possible

Animal welfare	Ensure high standards of care for those that are used	Continued monitoring using established procedures

Suppliers	Encourage our suppliers to embrace CR standards similar toour own and working with them to share best practice andhelp them improve, if appropriate	Build CR into the external spend and suppliermanagement processes that we are developing

Community support	Ensure optimum effectiveness of our commitment to community support, which focuses on health, science and education	Continued communication of our Community Support Policy worldwide

Monitoring activity and sharing best practice through the global community support database
Enable the sharing of best practice

Safety, health and environment (SHE)	Compliance with the SHE Policy	Aim to eliminate all injuries and accidents

	“No hurt, harm or alarm”	Economise on the use of natural resources and work to minimise our impact on the environment

Be among the industry leaders in SHE performance
As part of the overall CR integration objective, ensure that SHE considerations continue to be integrated into all activities across the Group

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AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com	05

KPI (where appropriate)	Progress in 2003
2 yearly global employee survey plus ad hoc ‘pulse’ surveys
CR implementation included in ‘letter of assurance’ process
CR included in global risk assessment
Local CR committees established in the US and Sweden
CR module approved for inclusion in leadership development programme
See page 2

2 yearly global employee survey	Code of Conduct revised and re-published International, confidential employee telephone helpline established See page 7

Candidate drug identified for development as a new tuberculosis treatment	Collective global approach agreed Appointment of Access to Medicines Director (Oncology and Infection) See page 14

Under discussion	Network of promotional standards experts established See page 13

Number of audits conducted	11 CR audits carried out by SHE auditors, complemented by Group Internal Audit reviews See page 3

Under discussion	Human Resources global database project on track See page 11

Number of diversity programmes Percent of women at senior levels	Around 28 diversity programmes in place 13% of our 200 most senior managers are women Human Resources global database project on track See page 12

Number of animals used	242,000 animals used in 2002 (2003 figure not yet available) See page 14

Number of business control meetings including CR	150 business control meetings included CR considerations CR built into contracts and master agreements See page 11

Percent of community programmes focused on our priorities of health, science and education	90% of community programmes focused on our priorities Inclusion in the UK’s Business in the Community One Per Cent Club See page 15

Accidents with injury (Target: 30% reduction by 2005*
New cases of occupational illness (Target: 30% reduction by 2005*)
Unplanned releases to the environment not contained within site boundary (Target: 50% reduction by 2005*)
Total waste produced (Target: 10% reduction by 2005*)
Global warming potential (Target: 10% reduction by 2005*)
Ozone depletion potential (ODP) (Target: 30% reduction by 2005*)
 * Against 2001/2002 reference point

14% reduction in accidents with injury, relative to hours worked
52% reduction in new cases of occupational illness, relative to hours worked
18% reduction in unplanned releases
 15% reduction in waste, relative to sales
 3% reduction in greenhouse gas emissions
 18% reduction in ODP emissions
 See pages 9, 12 and 16

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06	AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com

Economic performance

Our business is focused on delivering value for our shareholders and for society by maintaining a flow of new medicines designed to meet the needs of patients and the healthcare professionals who treat them.

Jonathan Symonds
Chief Financial Officer
“You can read regularly in the newspapers
about companies that have lost value
through failing to manage some aspects
that affect their reputation. These aspects
can be far more important to the market
than decisions that directly affect
a company’s profits.”	AstraZeneca is listed
in the 2004 Dow
Jones Sustainability
Indexes (World
and European).
Participation in this
type of survey is
an important means
of evaluating our
performance and
understanding
better the demands
of sustainable
development.

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AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com	07

Shareholders naturally look for a good return on their investment but increasingly people want assurance that they are investing in a company that delivers a return in a responsible way. The establishment of ethical investment indices such as Dow Jones Sustainability reflects these rising expectations.

Failure to deliver our core values could seriously impact our reputation, which we recognise is an important driver of the Company’s worth.

Managing risk
AstraZeneca’s Risk Advisory Group, led by our Chief Financial Officer, Jonathan Symonds, looks at the risks the Company faces and how they are being addressed. Increasingly we are integrating reputational risk, including CR, into our risk management processes and aim to ensure that managers build it into their everyday thinking. Appropriate tools are available in the form of a shared risk management philosophy, principles and a framework that all managers can use to reflect on behaviours, assess risks and positively shape their decision making.

Corporate governance
An essential part of our corporate responsibility is to continue to operate to high standards of corporate governance.

During the year, we reviewed and refined our corporate governance controls to ensure that we are meeting new laws and regulatory requirements. This includes the ability to meet the appropriate executive certification requirements of the Sarbanes-Oxley legislation in the US and the changes introduced in 2003 by the revised Combined Code on Corporate Governance of the UK Financial Reporting Council.

AstraZeneca’s senior Non-Executive Director, Sir Peter Bonfield, was nominated in 2002 as the contact for investors wishing to raise high level concerns about any potential corporate governance issues.

We also reviewed and re-published our Code of Conduct to make sure that it continues to be appropriate. Compliance with the Code is mandatory and is monitored through the annual ‘letter of assurance’ process and Group Internal Audit reviews. The revised version is being widely circulated to employees and communication tools provided to managers to support discussions with their teams about what is expected of them.

The Code of Conduct includes procedures for employees to raise integrity concerns, including a confidential telephone helpline number.

Contributing to economic development
Our medicines are designed to improve health and quality of life. They also bring other benefits to society. Reducing the incidence of disease or the time needed for treatment relieves pressure on healthcare systems and helps to improve productivity.

As the economic burden of funding therapies grows, we are increasingly including explanation of the economic, as well as the therapeutic, advantages of our medicines to help ensure that the full benefit to healthcare providers and society is understood.

Our business activities also benefit the communities around us through local employment and wages, taxes, community support and local and national sourcing of materials and services.

Investing in innovation
AstraZeneca spends around $14 million each working day on research and development – which is an important contribution to the combined commitment of the pharmaceutical industry, which is the source of the vast majority of medical innovation, researching and developing over 90% of new medicines.

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08	AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com

Environmental performance

We continue to pursue sustained improvement in areas where we believe our global business has the greatest potential impact on the environment: climate change, ozone depletion and waste production.

>	The installation of two new large energy efficient combined heat and power (CHP) plants in the UK and Puerto Rico will reduce our CO2 emissions by an estimated 50,000 tonnes each year. CHP is the simultaneous generation of heat and power in a single process.	>	Leading by example in the use of alternatives to business travel, our 2003 Senior Managers Conference, involving over 200 AstraZeneca leaders from around the world, took place as a video-conference.	>	In Sweden, as part of our commitment to ensuring correct disposal of prescribed treatments, we supported a major campaign, in partnership with other interested parties, to encourage patients to return surplus medicines to their pharmacists.	>	An energy efficient HVAC (heating, ventilation and air conditioning) system has been installed at our new research laboratories in Bangalore, India, opened in 2003.	>	At our US headquarters in Wilmington, Delaware, our employees have formed an environmental awareness team, which participated in a range of projects during the year including the re-forestation of 10,000 acres of biologically critical habitat in the state of Delaware.

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AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com	09

A detailed analysis in 2001 of the potential environmental impacts of our business, combined with stakeholder discussions, helped us to identify our priority action areas. We have clear targets for reducing our impact, as set out on page 5, and here we summarise our progress. More information and detailed statistics are available on our website.

Our challenge is to sustain improvement as we grow our business. There is no completely satisfactory measure that can be used to relate resource consumption to the size of a complex global business such as ours. In common with other similar companies and in line with the Global Reporting Initiative, we use reported sales to calculate our resource efficiency. This is because reported sales is a transparent, audited number that enables comparison over time, as shown on page 16 (but it should be noted that exchange rate fluctuations can have an effect on reported sales).

Climate change
Our global warming emissions arise primarily from the use of energy at our facilities, transport and the propellant gas used in some of our inhalation products.

During the year, we completed a strategic strengthening of our product portfolio with a range of new high quality medicines that will drive AstraZeneca’s future success. Planning for the new products has included making necessary changes to our manufacturing processes and increasing the size of our sales forces (and consequently the distance travelled on business). Despite these changes, improvements in efficiency and lower carbon intensity of our fuel sources, coupled with a reduced use of our CFC-driven inhalers, led to total emissions from all sources decreasing by 2% in 2003. We are still working hard to meet our target of a 10% reduction in our global warming potential over the 2001/2002 reference point by the end of 2005.

We continue to implement programmes to maximise energy efficiency. We are also working to increase the amount of energy purchased from renewable resources and most of our sites around the world have local programmes in place to improve energy efficiency.

Whilst the current level of travel activity of our sales forces (up 10% in 2003) is expected to be maintained, we are committed to maximising other ways of reducing our reliance on air and road transport, including rationalising our product distribution networks and using alternatives to business travel, such as video-conferencing.

Ozone depletion
Some of our products, such as asthma therapies, are presented in a pressurised, metered dose inhaler that uses non-toxic, stable gases to propel the treatment safely and effectively to a patient’s airways. The most commonly used propellants have been CFCs, which contribute to ozone depletion as well as being greenhouse gases.

AstraZeneca has been very active in the development of alternatives to CFC-driven inhalers such as dry powder inhalers and pump sprays. We have also now begun the regulatory approval process for a new generation of respiratory HFC inhalers that do not damage the ozone layer. However, CFC-driven inhalers continue to be used by patients who cannot tolerate, or do not have the choice of, alternatives. In 2003, decreased sales of our CFC-driven inhalers resulted in an 11% decrease in our overall release of ozone depleting substances. We are still planning to reach our target of reducing CFC emissions by 30% against the 2001/2002 reference point by 2005. Exact timing will depend on gaining regulatory approvals for the new inhalation devices.

Our use of ozone depleting substances for refrigeration and fire suppression has been substantially reduced and is being phased out completely.

Minimising waste
We aim to use materials efficiently and maximise re-use and re-cycling. Where possible, we avoid the use of the most hazardous substances and are developing avoidance and substitution strategies to assist this process. Approaches to reducing the amount of waste we generate include the improved operation of existing production processes and the better design of new ones, improved purchasing processes and internal waste awareness programmes. In 2003, we reduced our total waste by 3% including a 9% reduction in hazardous waste.

Unplanned releases
Unplanned releases can cause damage both to the environment and to our relationships with our local communities and regulators. We aim to eliminate such incidents by ensuring that our processes are robust and reliable. In 2003, we had nine unplanned releases that were not contained within the site boundary (compared to 10 in 2002).

Pharmaceuticals in the environment
Traces of pharmaceuticals can sometimes be found in the environment. Studies in recent years by industry, academic and regulatory bodies suggest that the concentrations being found in watercourses are many times less than those that would pose significant risk to humans and are not high enough to cause immediate or short term harm to aquatic life. Nevertheless, we recognise that stakeholders may be concerned about longer term effects and this is one of our priority areas of study. We continue to work alongside other pharmaceutical companies and regulatory bodies to provide further improvement to the existing techniques used to assess the environmental risk associated with pharmaceuticals.

Consistent with our commitment to product stewardship, we also aim to minimise the amounts of any of our products being released into the environment from our facilities. We are improving our effluent treatment processes globally including the installation of a $36 million state of the art biological treatment facility at our plant in Bristol, UK.

Proposed EU chemicals policy
In October 2003, the EU Commission published draft legislation regarding the approval of chemicals in Europe, a key component of which is the introduction of a new regulatory system called REACH (Registration, Evaluation and Authorisation of Chemicals). AstraZeneca supports the Commission’s efforts to overhaul the regulatory framework for approval of chemicals in Europe and through EFPIA, the pharmaceutical industry’s trade association in Europe, we are actively contributing to the dialogue on this issue. We agree with the principles of the proposal but, working with EFPIA and other industry trade associations, we seek to ensure that the eventual regulation is not only effective but also workable and avoids obstacles that may unnecessarily harm our competitiveness.

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10	AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com

Social performance

Managing our business in a constructive and responsible way means understanding and responding appropriately to the issues relating to our activities that affect or concern society.

>	During 2003, we developed a new automated system for collecting Human Resources data globally.	>	Our overall contribution to our local communities through charitable donations and sponsorships totalled $22 million in 2003.	>	We continue to make progress, but recognise there is still work to do in ensuring that diversity is appropriately supported in our workforce.	>	As part of our commitment to employee wellbeing, at least 60% of our staff worldwide now have access to confidential counselling and support.	>	We strengthened our commitment to high ethical standards in the sales and marketing of our medicines globally.

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AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com	11

Here we describe our approach to some of the social issues relating to our business. You can read more about these and other areas of our social performance on our website.

Human rights
With over 60,000 people working in 45 countries, AstraZeneca is a major employer worldwide. Our core values reflect our commitment to ensuring that all of our people are treated with integrity and respect within a working environment that recognises the freedom of the individual.

AstraZeneca supports the principles set out in the UN Declaration of Human Rights. Our Code of Conduct and our Global Human Resources policies detail the high standards of ethical behaviour with which everyone in AstraZeneca is expected to comply, both in spirit and letter.

This includes only employing adults, as defined by the labour laws in the countries in which we operate and, as a minimum, compliance with national legal requirements regarding wages and working hours. All our employees have the right to be a member of a trade union. We have agreements with trade unions in a number of countries where collective bargaining is customary practice within a country’s legal framework and where employees support it.

We also work closely with our major suppliers and use purchasing practices to encourage similar standards to our own. We do not think it is appropriate for AstraZeneca to promote individual rights and freedoms more widely in society, but we believe that we can and do influence others through leading by example.

We have been working to improve our global reporting processes, building on our long standing systems for monitoring compliance wherever we operate. During 2003, we developed a new automated information system for collating, reporting and analysing employee demographics globally. By the end of the year, this was operational across the UK, the US and Sweden (where more than 60% of our employees are located) and the rest of the world is expected to be brought into the system during 2004.

Working with suppliers
In 2003, we published a revised CR Principles in Purchasing guide which included further guidance for our purchasing community in working with suppliers to encourage similar standards to our own, share best practice and stimulate improved CR performance. Time will be required to fully implement these guidelines.

During the year, we continued our programme of priority audit of main suppliers. In total, 14 sites were audited at our major chemical suppliers. Two potential new chemical suppliers were also audited and at one of these, we identified the need for an improvement in standards before any work could be commissioned by AstraZeneca.

CR is also being integrated into the regular business control meetings that are being introduced into our purchasing practice. In 2003, approximately 150 meetings that took place included CR considerations.

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12	AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com

Social performance continued

Employee safety, health and wellbeing
We believe that if we are to expect people’s continued energy and commitment at work, we must provide the right environment in which they feel safe and well and positive and enthusiastic about what they are doing. Our broad range of occupational safety and health programmes is focused on continuous improvement in the frequency rates for accidents with injury and for new cases of occupational illness, with a target for achieving a 30% reduction (against the 2001/2002 reference point) by the end of 2005. To help us meet this target, we continue to develop behaviour-based safety and health programmes and make them widely available. When accidents occur, we investigate thoroughly to ensure we understand the root causes, take steps to avoid repetition in the future and communicate to build awareness and best practice.

Although our overall accident frequency rate for employees improved by 5% in 2003, we are disappointed that we showed little improvement in our vehicle accident record. Around a third of the total accidents reported (including one fatal accident in Germany) were related to driving. This remains the greatest cause of accidents with injury to AstraZeneca employees. Driver training has always been a core feature of our safety education programmes, but we recognise, and take seriously, the need to improve our performance in this area.

To that end, we are increasing the emphasis on the management of driving activities in our marketing companies around the world. Vehicle accidents are a common cause for concern for many companies and we are working together with other organisations to share learning and best practice.

In 2003, our overall frequency rate for accidents with fatal and serious injuries to AstraZeneca employees and contractors fell by 13%. This is largely due to an improvement in contractor performance.

Our wellbeing programmes are designed to promote physical and psychological welfare and include physical fitness activities, nutrition advice and stress management courses. Examples of good practice from Europe, Asia, North and South America feature prominently in our improvement plans and are shared worldwide through our ‘Wellbeing in AstraZeneca’ communications.

Programmes vary depending on country, culture and need. They include flexible working arrangements, access to fitness and social activities and support for staff experiencing stress. Communications to help ensure that employee wellbeing remains high on the agenda include face-to-face discussions with the top 200 managers in the Company, addressing their personal wellbeing and that of their staff.

In 2003, our overall frequency rate of occupational illnesses (per million hours worked) improved by 47%, with a particularly encouraging decrease in the two major areas of work-related upper limb disorder and work-related stress illness.

Diversity
Our approach to diversity takes account of all the ways in which our employees are different – not just in terms of gender and race, but also culture, age, ability and family situation. We value the creative energy that these differences bring to our business.

In 2002, we identified that we had work to do to ensure that diversity is appropriately supported in our work-force and reflected in our leadership. We made some progress during 2003. Our R&D community, which has been active for some time in this area, introduced an innovative, interactive diversity programme which is being rolled out to the R&D workforce. 42 workshops were completed in 2003. In addition, diversity improvement plans were created and implemented for the six major areas of R&D. Our Operations group included as one of their three global people targets the requirement that each of our 20 manufacturing sites should prepare priority action plans addressing their diversity needs. During the year, around 15 plans were completed. With seven diversity plans in place in the US, our total is now around 28 programmes.

Our challenge is to build on this work and continue to drive improvement in other

>	Pilot projects that aim to build understanding of the causes of minor vehicle accidents to reduce the likelihood of more serious ones occurring will be implemented in Europe, Asia Pacific and the Americas. This is in addition to the defensive driver training programmes that are already in place.	>	In the US, our senior managers and their direct reports all attended diversity training and started work on developing diversity action plans for their functional areas. Seven plans were completed by the end of the year.

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AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com	13

areas of our organisation, at all levels. Our Senior Executive Team has responsibility for reviewing the diversity among the top management of the Company, including the percentage of women at a senior level. In 2003, 13% of our 200 most senior managers were women.

Sales and marketing practices
During 2003, AstraZeneca settled an investigation into US sales and marketing practices for Zoladex prostate cancer treatment, admitting violation of the Prescription Drug Marketing Act by providing free samples of the product to physicians between 1993 and 1996, with the understanding that these physicians would bill Medicare for reimbursement. AstraZeneca also settled civil claims, without admitting liability, involving allegations that the Company provided inducements to physicians to purchase Zoladex and for improperly setting and reporting its price. The settlement provides for a five year Corporate Integrity Agreement with the Office of the Inspector General (OIG) for the Department of Health and Human Services under which AstraZeneca is required to keep in place its current compliance programme and provide periodic reports to the OIG on the status of compliance activities. The total payment associated with the settlement was $355 million.

We are committed to ensuring that improper practice such as this is not repeated. In addition to the strong US compliance programme, during the year we added sales and marketing practices to the Corporate Responsibility Priority Action Plan to ensure they continue to get the appropriate high level of attention globally. Our AstraZeneca Code of Sales and Marketing Practices outlines the high standards of ethical behaviour we demand in the marketing of our medicines. It is based on the global industry code of conduct (the IFPMA Code of Pharmaceutical Marketing Practice), as well as the codes of marketing practice, laws and regulations applicable in each of the countries in which we operate. The IFPMA Code and our own Code of Practice embody the principles proposed in the World Health Organisation’s ‘Ethical Criteria for Medicinal Drug Promotion’, although the WHO suggestion that advertising of prescription medicines to the public should not generally be permitted is not consistent with the law or self-regulatory standards in certain countries – notably the US.

Compliance with our Code is mandatory. Whilst we have local monitoring systems in place, including auditing of our marketing companies by Group Internal Audit, we are now looking to establish KPIs in this area that will enable improved reporting of our global performance. A variety of legal, regulatory and self-regulatory mechanisms are applied to pharmaceutical marketing activities around the world and different interpretations of what constitutes acceptable practice exist according to national cultures and attitudes. For example, direct to consumer advertising of prescription medicines is illegal in many countries, yet it is not only legal in the US but also considered by many to have a positive influence on patient welfare. During 2003, we tested draft reporting criteria which we hope will lay a basis for a meaningful global promotional regulatory monitoring system which takes account of the different national environments. We have established a global network of promotional standards contacts in our marketing companies (known as ‘Nominated Signatories’) and have begun to share experience and best practice amongst this group.

Clinical trials
A potential new medicine enters clinical studies only after its potential efficacy and adequate safety has been confirmed in pre-clinical trials, which include animal testing. All proposed clinical trials are reviewed and approved including consideration of the pre-clinical data, the safety of the trial and the nature and amount of information given to trial volunteers. We have strict guidelines to ensure that volunteers and patients taking part in trials understand their purpose and are not exposed to unnecessary risks and that the privacy of health information of individuals taking part is protected.

We continue to monitor the safety of our products after they have been approved as new medicines, including collection of data on any adverse reactions to a treatment.

		>	Within the UK FTSE100, AstraZeneca is one of two companies with the highest representation of women on the Board (four out of 13 Board members are women).	>	During 2003, an employee assistance programme, CALM (Counselling and Life Management) was made available to staff in Japan.

Jane Henney Erna Möller	Dame Bridget Ogilvie Michele Hooper

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14	AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com

Social performance continued

Animal welfare
Laboratory animals continue to play a vital and necessary role in the research and development of new medicines for important areas of human healthcare. This includes early testing of the effects of new compounds and the requirement by regulatory authorities for the submission of safety data from animal studies before a new medicine can be tested in healthy volunteers and then patients.

As we continue to expand our R&D activity, we aim to manage the potential increase in use of animals by adopting alternative techniques such as computer simulations, informatics and high throughput screening, which eliminate the use of animals or reduce the number needed. As well as developing our own alternatives, we also adopt those successfully developed by others and we continue to work, alongside the rest of the pharmaceutical industry, with regulatory authorities to agree reductions wherever possible in the animals required by their protocols.

In 2002, we used around 242,000 animals, a small reduction on 2001 (248,000). Some 98% of these were rodents and fish. Approximately 4% were used by external contractors. The number of animals we use each year will continue to fluctuate. Increases can result from a rise in the number of compounds in development and from our further adoption of tests using genetically modified animals. Factors influencing a reduction include our commitment to adopting alternative techniques.

The welfare of the animals we use is a top priority. Our research sites are subject to formal inspections by our own staff every two years in addition to the mandatory visits by government authorities around the world. Meeting local regulatory requirements is a minimum baseline and we have our own strict guidelines on animal welfare as outlined in our Bioethics Policy and supported by programmes such as animal care training for our laboratory technicians.

Where we outsource animal studies to give us access to additional expertise or capacity, inspections to ensure compliance with our own standards are a significant part of our animal welfare programme.

Access to medicines
The increasing demand for new medicines that improve and extend lives is driven both by the ageing population and advances in technology. At the same time infectious diseases such as HIV/AIDS are threatening to overwhelm the populations of some of the least developed nations. Governments are responding in different ways to balance healthcare budgets against the ever increasing demand for wider access to medicines. The challenge for AstraZeneca is to address the continued downward pressure on the costs of our products whilst continuing our investment in research and ensuring that wherever possible medicines are available to those that need them.

Although essential medicines are becoming increasingly available to those that need them in developing countries, there are still many other factors such as basic hygiene, healthcare infrastructure and training and education that are also pre-requisites before significant progress can be made in delivering medicines to patients in these countries.

Each of our development products is reviewed independently in relation to pricing and access in all markets, so that plans can be put in place early for those which may be regarded as essential medicines – either because they address diseases prevalent in developing countries or because they are potentially a leading or unique product in their class, offering significant patient benefit in a serious or life threatening condition. In these circumstances, we aim to make arrangements to ensure patient access to these medicines through charitable donation, expanded access programmes or differential pricing.

The appointment in January 2004 of an Access to Medicines Director, a new position in the Company, strengthens our commitment. Working in the Oncology and Infection therapy areas,

>	In the UK, AstraZeneca supports the Brightside Trust, a charity that aims to help underprivileged young people enter the medical and healthcare professions. This addresses a particular issue for modern medical practice – that most disadvantaged communities do not have access to doctors with a similar background. Our support includes a one year secondment to the charity as well as a $160,000 financial contribution over three years.	>	Prior to its launch, we implemented an expanded access programme for Iressa, our new treatment for lung cancer, which made the therapy available to patients with lung cancer for whom no other treatment had been successful. During 2002 and 2003, over 42,000 patients in 70 countries received Iressa through this route.

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AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com
15

the role will initially focus on Iressa, our new lung cancer treatment, and other emerging treatments for cancer.

Whilst we support the concept of differential pricing in this context, we continue to seek safeguards that differentially priced products are not diverted from the patients who need them, to be sold and used in more affluent markets. Differential pricing can only be of benefit in countries where healthcare systems can deliver medicines to the patients that need them and ensure that they are used appropriately.

Research into neglected diseases of the developing world is essential to the effective treatment of these diseases in the future. AstraZeneca has recently made a substantial investment in new research facilities in Bangalore, India, that are focused on finding a new treatment for tuberculosis – a major and increasing threat to life in developing countries.

Should we be successful in identifying a potential new medicine, a key priority will be to develop it in partnership with governments, local organisations and international bodies in order to achieve the earliest possible approval according to global standards. We hope that we can then again work in partnership with the relevant global and local organisations to ensure that any new treatment reaches the patients who need it.

In all cases of facilitating access to our medicines, we can only be successful if we can ensure that the product is not diverted away from those who need it and that we retain intellectual property rights which enable us to protect our core business and provide for future investment in the discovery and development of new medicines for a wide range of diseases.

Product donations and patient assistance programmes
Our product donations and patient assistance programmes make products available free of charge or at reduced prices. In 2003, our expanded patient assistance programmes in the US contributed to a total spend of $724 million in this area, at average wholesale price.

Community support
Wherever AstraZeneca is located worldwide, we aim to make a positive contribution to our local communities through charitable donations, sponsorships and other initiatives that help to make a difference. In particular, we focus on bringing benefits in ways that are consistent with our business of improving health and quality of life and on promoting the value of science among young people.

In 2003, our spend on community sponsorships and charitable donations totalled $22 million.

Improving data collection
In 2002, we introduced a central database to improve our processes for capturing the full extent of our community support initiatives, product donations and patient access programmes around the world and to ensure the information can be shared internally to promote best practice. In 2003, over 1,000 projects were entered into the database, covering activities in 34 countries.

For the first time, in 2003 AstraZeneca was included in the UK Business in the Community’s One Per Cent Club, an index of companies that contribute 1% or more of their annual operating profit to community support.

>	The Together Rx programme in the US, run by AstraZeneca and six other pharmaceutical companies, provides eligible Medicare patients with up to 40% savings on medicines used to treat a range of common conditions that affect older people.		>	In December 2003, AstraZeneca announced a $360,000 three-year partnership with Peking University’s Guanghua School of Management to fund the China Center for Pharmacoeconomics and Outcomes Research in a series of research and educational programmes aimed at supporting China’s continued reform of its healthcare system. In particular, the programmes will focus on building research skills and expertise in health economics.
Sir Tom McKillop

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16

2003 performance summary

	2001	2002	2003	2005 target
Economic $m				(where relevant)

Sales	16,222	17,841	18,849	–

Operating profit	4,156	4,356	4,111	–

Dividends	1,225	1,206	1,350	–

Ratio of market capitalisation to book value of net assets	8.0	5.5	6.1	–

R&D investment	2,687	3,069	3,451	–

Total wages	3,542	3,993	4,745	–

Taxation	1,214	1,177	1,143	–

Environmental

Greenhouse gases[1]

CO2-equivalents (million tonnes)	1.87	1.77	1.72	1.59

Index (tonnes/$m sales)	115	99	92	–

Energy

GWh	2,170	2,240	2,440	–

Index (MWh/$m sales)	134	126	129	–

CFCs

Total ozone depletion potential
CFC11 equivalent (tonnes)	110	99	88	75
Index (kg/$m sales)	7.0	5.6	4.7	–

Waste

Hazardous waste (kte)	36.7	31.1	28.3	–

Total waste (kte)	65.5	60.3	58.4	–

Index – total waste (tonnes/$m sales)	4.04	3.38	3.10	3.26

Unplanned releases

Contained within site boundary	24	17	8	–

Not contained within site boundary	12	10	9	6

Social

Safety and health: AstraZeneca employees

Number of accidents with injury (per million hours)	4.16	3.84	3.64	–

Number of accidents with injury and days lost (per million hours)	2.86	2.84	2.66	–

Cases of occupational illnesses (per million hours)	3.83	3.15	1.67	2.44

Safety and health: AstraZeneca employees and contractors

Number of accidents with injury (per million hours)	4.18	4.11	3.57	2.90

Number of animals used in research	248,000	242,000	–2	–

Site audits that included CR	–	–	11	–

Community support ($m)

Sponsorships	n/a	9.7	16.4	–

Charitable contributions	n/a	3.3	5.6	–

Total	n/a	13.0	22.0	–

Product donations and patient assistance programmes
at average wholesale price ($m)	n/a	303.0	724.0	–

Regulatory infringements – safety, health and environment

Prosecutions	1	1	1	–

Legal sanctions	4	7	4	–

Failures to obtain correct permits	1	0	0	–

Infringements of operating permits	7	6	12	–

Total	13	14	17	–

[1] Figures are calculated in line with the Greenhouse Gas (GhG) Protocol guidance (ghgprotocol.org) [2] 2003 figure not yet available n/a Not applicable

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AstraZeneca Corporate Responsibility Summary Report 2003 For more information visit astrazeneca.com

During 2003, AstraZeneca sold its Marlow
Foods operation. Although no changes have
been made to the absolute performance
figures, the SHE improvement targets and
their reference points have been modified in
line with the WRI/WBCSD protocol. This
avoids incorporating the reduction in
emissions resulting from the divestment as
part of our improvement process.

With the exception of the economic data, the above represents preliminary figures only. Final statistics will be published on our website, astrazeneca.com

Designed by Addison Marketting Ltd

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astrazeneca.com

Contact information

Registered office	Registrar and transfer office:
and corporate headquarters address:	Lloyds TSB Registrars
AstraZeneca PLC	The Causeway
15 Stanhope Gate	Worthing
London W1K 1LN	West Sussex
UK	BN99 6DA
Tel: +44 (0)20 7304 5000	UK
Fax: +44 (0)20 7304 5183	Tel (in the UK): 0870 600 3956
Tel (outside the UK): +44 (0)121 415 7033
R&D headquarters address:
AstraZeneca AB	Swedish securities registration centre:
R&D Headquarters	VPC AB
SE-151 85 Södertälje	PO Box 7822
Sweden	SE-103 97 Stockholm
Tel: +46 (0)8 553 260 00	Sweden
Fax: +46 (0)8 553 290 00	Tel: +46 (0)8 402 9000

Investor relations contacts:	US depositary:
UK and Sweden: As above or e-mail:	JPMorgan Chase Bank
IR@astrazeneca.com	PO Box 43013
US:	Providence
Investor Relations	RI 02940-3013
AstraZeneca Pharmaceuticals LP	US
1800 Concord Pike	Tel (toll free in the US): 888 697 8018
PO Box 15438	Tel: +1 (781) 575 4328
Wilmington
DE 19850-5438
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

Item 16

On the path to growth

Annual Review 2003

AstraZeneca Annual Review 2003 astrazeneca.com

Commitment

The path to a new medicine is long and complex. Success requires a major commitment of time, money and resource, backed by clear strategic objectives. Here we describe what it takes to deliver and realise the full potential of the innovation that supports our continued growth.

>	Discovery Identification of compounds with the highest potential to become new medicines Page 4	>	Development Progressing high potential compounds along the full length of the development path. Page 6	>	Supply Fast, flexible and cost-effective supply of our products wherever they are required. Page 8	>	Marketing Building strong relationships in local markets, backed by our global capabilities. Page 10	>	Inspiration Driving continued success and added value for all our stakeholders. Page 12

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AstraZeneca Annual Review 2003 astrazeneca.com	01

Key achievements

>	Sales for the year were $18.8 billion. At constant exchange rates, sales were unchanged whilst absorbing the loss of $2.6 billion in US sales of Losec/Prilosec, Zestril and Nolvadex following anticipated patent expiries.

>	Operating profit was down 11% at $4.1 billion, due to planned investments in R&D and other areas required to launch new products and complete the product portfolio transformation.

>	Dividend increased by 13.6% to 79.5 cents for the full year.

>	Sales for key growth and launch products increased by 45% to $8.2 billion and now represent 44% of total sales.

>	Nexium sales reached $3.3 billion, up 62%

>	Seroquel sales reached $1.5 billion, up 27%. Approvals for use of Seroquel in the treatment of acute bipolar mania were received in the US and Europe.

>	Symbicort sales reached $549 million, up 61%. Symbicort also gained first approval in Europe for use in the treatment of chronic obstructive pulmonary disease.

>	Arimidex is moving rapidly towards replacing tamoxifen as the standard of care in breast cancer. Sales up 46% to $519 million.

>	Rapid uptake of Iressa since first launch in Japan in 2002 and in the US in 2003, with over 100,000 patients treated since launch. 2003 sales reached $228 million.

>	Crestor sales reached $129 million. We estimate that more than 1.5 million prescriptions had been written for, and over 750,000 patients had been treated with Crestor by the end of January 2004.

>	Exanta received its first regulatory approval (in France) in December 2003. Regulatory submissions were made in the US and Europe for key chronic indications, including prevention of stroke associated with atrial fibrillation.

>	R&D investment totalled $3.5 billion. We now have 12 projects in phase 2 development and 28 projects in phase 3.

>	Continued enhancement of supply and manufacturing processes led to improved customer service levels and reduced manufacturing lead times which consequently reduced the requirement for stock build-up.

AstraZeneca is one of the world’s leading pharmaceutical companies. Our strong research base, backed by our extensive manufacturing and commercial skills, focuses on turning ideas into effective medicines that meet patient needs in important areas of healthcare. We encourage innovation in all areas of our business because the more good ideas we have, the more we can add value for our shareholders, customers, employees and the wider community.

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02	AstraZeneca Annual Review 2003 astrazeneca.com

Accountability

Five years ago, on the completion of the merger of the Astra and Zeneca businesses, the new Board had a clear vision.

AstraZeneca was to be a creative, fast and effective, research-based pharmaceutical company. Its increased global marketing strength provided the platform to realise the full potential of its productive R&D and deliver sustainable value to all its stakeholders.

Back in 1999, there were some substantial hurdles to overcome before this vision could be turned into reality. The first of these was to rapidly complete the merger, build on the strengths of the two partners to create a single unified culture and realise the merger cost benefits without significantly disturbing our day-to-day operations. This was achieved in the first two years.

Our focus was then on another major challenge: the transformation of our product portfolio from its historic reliance on successful but maturing products, such as Losec/Prilosec and Zestril, into a range of newer high potential medicines. Many commentators predicted a steep decline in sales and profit during this period. By the end of 2003, this transformation had largely been achieved. There have been some delays in new product launches but also some of the more mature brands have not declined as fast as expected. AstraZeneca is now facing an exciting period of expansion with few patent expiries and growth driven by the recently introduced products and by further new product launches. Recent investments in developing countries also add to the potential for growth.

Taking a wider perspective, the pharmaceutical sector continued to experience pricing pressures in major markets during 2003 and the AstraZeneca Board reviewed the Company’s approach to product pricing and market access for our products. We support the World Trade Organisation (WTO) resolution of outstanding issues relating to the Doha Agreement on Trade Related Aspects of Intellectual

Property Rights (TRIPs) and the public health benefits that will flow from this resolution.

In the context of this business environment and recognising the specific challenges faced by the Company, AstraZeneca’s financial performance in 2003 has been excellent and the Board has recommended a second interim dividend of $0.54; 29.4 pence; SEK3.91 per Ordinary Share bringing the total dividend for the year to $0.795; 45.3 pence; SEK5.98, an increase of 13.6% in dollar terms. The share re-purchase programme continued in 2003 with 27.2 million shares re-purchased for cancellation at a total cost of $1,154 million. The Board is proposing a further share re-purchase programme of $4 billion to be completed by the end of 2005, subject to shareholders renewing the Company’s authority to re-purchase its own shares at the Annual General Meeting in April.

The AstraZeneca share price performed well in 2003 in both absolute terms and when compared with an international group of leading pharmaceutical companies, reflecting the market’s positive view of the Company’s future growth prospects.

During a busy year, the Board analysed trends in the pharmaceutical environment and reviewed the Company’s overall strategy and performance. I am happy to report good progress in the productivity increase programmes that cover all parts of the Company. In line with this culture of continuous improvement, the performance of the Board, its committees and all individual members were reviewed in a constructive discussion that identified areas for further improvement.

During the year the Board has reviewed its already demanding compliance procedures to respond to new laws and regulations in the US, Sweden and the UK. This Annual Review, our Annual Report and Form 20-F Information and Corporate Responsibility Summary Report have all been prepared in accordance with the new requirements. We have also reviewed and strengthened the Company’s Code of Conduct. In the US we have undertaken significant compliance training with our sales and other relevant personnel pursuant to the Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services.

We welcome Michele Hooper and Joe Jimenez, who joined the Board in July as Non-Executive Directors. Michele’s experience at Caremark International and Baxter Healthcare in the US and Joe’s background as President and CEO of Heinz Europe and earlier positions in the US bring additional strengths to the Board. Håkan Mogren stepped down as Executive Deputy Chairman in August 2003 and continues as Non-Executive Deputy Chairman. In his executive capacity, Håkan Mogren served both Astra AB and AstraZeneca PLC with distinction and I am delighted that the Board will continue to benefit from his wise counsel.

I am grateful to my colleagues on the Board for their support, to the Senior Executive Team and to all our employees worldwide for their impressive contributions to the Company’s success. On behalf of the Board, I would like to thank them most warmly.

In 2004, we aim to deliver strong sales growth from our portfolio of important medicines while, at the same time, progressing the next wave of novel products. We will continue our investment strategy in developing regions to complement our strong presence in the major established markets. Through strong sales growth coupled with productivity improvements across all our activities, we expect to deliver top tier financial performance in the years ahead.

Percy Barnevik
Chairman

	We aspire to be the best in all areas of our business within a culture based on innovation combined with the disciplined and responsible approach required to achieve industry leading productivity. By discovering, developing, manufacturing and marketing differentiated medicines that make a real contribution to human health, AstraZeneca aims to create enduring value for shareholders and society and deliver a sustained financial performance that will match the best in the industry. Our strategy for sustainable growth is:	>	Expansion of the development pipeline through improved in-house discovery processes coupled with complementary external collaborations and partnerships	>	Successful delivery to market of the next wave of differentiated products currently in late stage development
*Abbott Labs, AHP, Aventis, BMS, Eli Lilly, GSK, JNJ, Merck, Novartis, Pfizer, Pharmacia, Roche, Sanofi-Synthelabo, Schering and Schering-Plough Source: Thomson Financial Datastream

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03

Performance

In 2003, AstraZeneca made excellent progress establishing itself as a world leading pharmaceutical company focused on the research, development, manufacture and marketing of valuable prescription medicines and creating the platform for top tier financial performance in the coming years.

First launches of Crestor, the further development of marketed products such as Iressa, Nexium and Seroquel, and the first approval for the revolutionary anti-coagulant, Exanta, herald the passage into an exciting new era for the Company.

Our sales and marketing teams around the world now have the opportunity to realise the full potential of our successful research and development and, through wise investment and a continuing drive for improved productivity, deliver enduring growth of shareholder value.

In addition to good progress with the new products, we have also expanded our global presence with investments in research, development, manufacturing and marketing in important emerging markets. As a result of these and other initiatives, AstraZeneca has become one of the fastest growing pharmaceutical companies in, among others, Japan, China and Mexico.

During 2003 the performance of the new and growth products in the Company’s revitalised portfolio ($8.2 billion) largely offset the decline in global sales of Losec/Prilosec, Zestril and Nolvadex ($3 billion). This transformation, achieved without a decline in top-line sales, from a company that faced the biggest threat from patent expiries in the industry’s history, into the one with perhaps the best growth portfolio, is something of which our employees are justifiably proud.

Nexium, for gastrointestinal disorders, has maintained strong momentum despite an increasingly competitive marketplace. In the US alone, Nexium achieved sales of $2.5 billion in the year. Globally annual sales reached $3.3 billion, less than three years after its first introduction in the US, making it one of the most successful launches ever of a new medicine.

Seroquel continues to grow strongly in the anti-psychotic market where its attractive profile makes it the agent of choice for increasing numbers of physicians and patients. Sales in 2003 were $1.5 billion and now, with the approval of a major new indication, the treatment of mania associated with bipolar disease, Seroquel looks set to play a key part in our future growth.

AstraZeneca’s cancer portfolio also made strong progress during the year with excellent data supporting the use of Arimidex (2003 sales $519 million) in the adjuvant treatment of breast cancer, strong sales for Faslodex ($77 million) which was launched in 2002 in the US, and the successful US launch of Iressa (2003 global sales $228 million) for the treatment of late stage non-small cell lung cancer.

The year also saw significant developments in AstraZeneca’s cardiovascular business including the launch in the US and 20 other markets of the lipid-lowering drug Crestor (2003 sales $129 million). The treatment of lipid disorders is a major priority for healthcare systems around the world and the profile of Crestor, which allows physicians and patients to achieve guideline lipid levels quickly and easily, gives us an opportunity to build a major new franchise in one of the largest sectors of medicine. Following successful introduction into a number of other markets, launch in the very important US market has gone well and early sales progress is encouraging. An important new study (CHARM) supporting the use of Atacand (2003 sales $750 million) in heart failure and the continued growth of Seloken/Toprol-XL (2003 sales $1.3 billion) have also helped to reinforce a leading position in cardiovascular medicine.

After a lengthy development programme involving more than 30,000 patients, I am pleased to report that the oral anti-coagulant

Exanta met important milestones at the end of 2003. In December we gained our first approval in France for this breakthrough medicine in the prevention of blood clots following orthopaedic surgery. As scheduled, in December we also filed in the US, Canada and Europe our largest ever regulatory submission, this time for long term uses of Exanta in conditions such as the prevention of stroke in patients with atrial fibrillation.

In summary, 2003 has been an exciting year of great achievement. I would like to acknowledge the tremendous support I have received from my executive team and to recognise the immense contribution made by our creative, hardworking and committed employees around the world. Their combined efforts have already achieved a great deal. There is now much to do to realise the potential for outstanding growth and financial performance from this strong base.

The external environment is changing and our industry has to change with it. Demographics and technology continue to drive demand for healthcare and for our products with the result that governments and payers face increasing pressure to control costs. At the same time the disparity of healthcare between the developed and the least developed nations continues to grow and the industry finds itself at the centre of much of this debate. It is in this environment that AstraZeneca has to succeed if it is to create value for all its stakeholders. The hard work of the last five years has positioned us well. We recognise and understand the challenges the future holds and we look forward to meeting those challenges in 2004 and beyond.

Sir Tom McKillop
Chief Executive

>	Realising the full potential of our therapies through investment in projects that will extend their use and bring benefits to new patient populations.	>	Further strengthening our commercial skills to drive success in our key markets.	>	Enhancing our presence in important new, emerging markets through organic growth and strategic regional investments.	>	Pursuing value creating investment in significant targeted licensing and acquisition opportunities.	>	Continuing to improve productivity in pursuit of operational excellence in all our activities.	>	Delivering our core values through a responsible approach to business.

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04

Discovery

We use leading edge science and technology to identify the compounds with the highest potential to become new medicines.

>	In 2003, our research and development investment totalled $3.5 billion (up from $3.1 billion in 2002).	>	We have over 11,500 people dedicated to the discovery and development of new medicines at11 R&D centres in seven countries –the UK, the US, Sweden, France, Canada, India and Japan.	>	During 2003, a further 15 candidate drugs were selected and, in addition, 10 early development projects reached the stage of human testing.	>	We continue to invest in our facilities and in 2003, new or upgraded laboratories were opened in Sweden, the UK, the US and India.	>	During the year, we entered into more than 200 new collaborations including with the University of Dundee, the University of Gratz, Sumitomo Pharmaceutical Co., Ltd., NeoGenesis Pharmaceuticals, Inc., Cytokinetics, Inc., Biosignal Inc., Array Biopharma and Abgenix Inc.

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AstraZeneca focuses its skills, experience and resources on six therapy areas: Cardiovascular, Gastrointestinal, Infection, Neuroscience, Oncology, and Respiratory and Inflammation – important areas of healthcare which represent the majority of the worldwide burden of disease. We have a powerful range of products that meet patient needs in these areas and a commitment to delivering more new, medically important and commercially successful products to the market every year.

Medical research is more exciting than ever as new technology is applied to understanding what causes disease and how it may be prevented or treated.

We have six major joint discovery and development facilities in the UK, the US and Sweden; a further four sites in the US, Canada, India and France which focus only on discovery, and a facility in Japan for development only. These resources are complemented by clinical development at 43 sites around the world.

In AstraZeneca Discovery, our scientists focus on finding new compounds with high potential as new medicines in our chosen areas of activity, working across boundaries to exchange ideas, to share best practice and to make the most of the efficiencies that global working offers.

Our efforts to improve the links between basic science and clinical medicine are already proving valuable to the drug discovery process, as we gain a better understanding of human diseases and how future medicines will work to prevent and treat them. We also continue to introduce earlier in the process more stringent testing of drug safety and how a medicine gets distributed around, and out, of the human body. This helps us to eliminate the candidate drugs (CDs) that are less likely to succeed earlier in the process.

We are continuously improving the productivity and efficiency of our discovery and development by simplifying our processes, speeding up decision making and investing in areas directly linked to increasing the quality and number of new products. During 2003 we significantly increased the number of new discovery projects, delivered a more consistent flow of quality candidate drugs throughout the year, increased the number of drugs reaching clinical testing and progressed a greater number of products that showed therapeutic potential.

On average, at least one quality CD now enters pre-clinical development each month. During 2003, a further 15 CDs were selected and, in addition, 10 early development projects reached the stage of human testing.

Our global Enabling Science and Technology group supports all research areas with skills in compound management, natural product screening, structural chemistry, bio-imaging, genetics, transgenics, protein science and informatics. New enabling technologies for drug searching have been introduced and a global compound collection enhancement project is ongoing.

Broadening the approach
In today’s world of rapid scientific and technological advance, no company can rely exclusively on its own discovery and development. We also work with leading academic centres and biotechnology companies with skills that complement our own capabilities and broaden the base for disease research.

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Development
We are continuously improving our development processes to ensure that we get life changing medicines to patients as quickly as possible.

>	AstraZeneca currently has 12 projects in phase 2 development and 28 in phase 3.	>	Our high quality pipeline is geared to continued and long term innovation that meets the needs of patients and the healthcare professionals who treat them.	>	As part of our drive to speed development, we introduced a number of e-based clinical and regulatory systems during the year which make data more quickly and easily accessible worldwide.

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Our aim is to develop better drugs faster. People in our Development organisation work globally in therapy area led product teams that bring together all the relevant functional skills and experience needed for the robust, rapid progress of new medicines.

In 2003, we successfully completed the development programmes, and provided the regulatory support required for the approval of Exanta and for the approval and launch of Crestor and Iressa.

We also explore all the ways our launched products can be used or improved to get the most benefit for patients. During the year, we delivered further product development designed to maximise the potential of key marketed brands, including Nexium, Seroquel and Symbicort.

The table on the right summarises the new chemical entities currently in development. A fuller description of our development pipeline, including line extensions, can be found in the separate AstraZeneca 2003 Annual Report and Form 20-F Information or on our website.

Abbreviations used in pipeline table:
COPD – chronic obstructive pulmonary disease
GERD – gastro-oesophageal reflux disease
GI – gastrointestinal
MAA – marketing authorisation application (Europe)
NDA – new drug application (US)
NSCLC – non-small cell lung cancer
PC – pre-clinical: candidate drug accepted for development but not yet administered to man
SC – subcutaneous
VTE – venous thromboembolism
>2006 – not earlier than 2007

Compound	Areas under investigation	Estimated filing date		Stage of development
		MAA	NDA	PC	1	2	3
Cardiovascular

Exanta	prevention of VTE	Approved*	Filed

Exanta
SC formulation	prevention of VTE	Approved*	>2006

Galida	diabetes/metabolic syndrome	2006	2006

AZD6140	arterial thrombosis	>2006	>2006

AZD7009	atrial fibrillation	>2006	>2006

AZD9684	thrombosis	>2006	>2006

AZD0837	thrombosis	>2006	>2006

AZD7806	dyslipidaemia	>2006	>2006

AZD6610	dyslipidaemia	>2006	>2006

AZD4619	dyslipidaemia	>2006	>2006

AZD0303	thrombosis	>2006	>2006

AZD8294	dyslipidaemia	>2006	>2006

* France, Reference Member State for the EU Mutual Recognition Procedure.

Gastrointestinal

AZD0865	acid related GI disease	>2006	>2006

AZD3355	GERD	>2006	>2006

AZD7371	functional GI disorders	>2006	>2006

AZD9343	GERD	>2006	>2006

Neuroscience

Cerovive
previously
NXY059	stroke	2006	2006

ZD0947	overactive bladder	>2006	>2006

AR-A2	anxiety/depression	>2006	>2006

AZD4282	neuropathic pain	>2006	>2006

AZD4750	multiple sclerosis	>2006	>2006

AZD5455	anxiety disorders	>2006	>2006

AZD0328	Alzheimer’s disease	>2006	>2006

AZD2858	Alzheimer’s disease	>2006	>2006

AZD3102	Alzheimer’s disease	>2006	>2006

Oncology

Faslodex	2nd line advanced
	breast cancer	Filed	Launched

Iressa	NSCLC	Filed	Launched

ZD6474	solid tumours	>2006	>2006

ZD4054	solid tumours	>2006	>2006

ZD6126	solid tumours	>2006	>2006

AZD2171	solid tumours and
	haematological malignancies	>2006	>2006

AZD3409	solid tumours	>2006	>2006

AZD0530	solid tumours	>2006	>2006

AZD5438	solid tumours	>2006	>2006

AZD4440	solid tumours	>2006	>2006

AZD9935	solid tumours	>2006	>2006

AZD0424	solid tumours	>2006	>2006

AZD1152	solid tumours	>2006	>2006

AZD6244	solid tumours	>2006	>2006

Respiratory and Inflammation

AZD9056	rheumatoid arthritis	>2006	>2006

AZD8309	rheumatoid arthritis	>2006	>2006

AZD8309	COPD	>2006	>2006

AZD9056	COPD	>2006	>2006

AZD3342	COPD	>2006	>2006

AZD0902	COPD	>2006	>2006

AZD0902	rheumatoid arthritis	>2006	>2006

AZD9056	osteoarthritis	>2006	>2006

AZD8955	osteoarthritis	>2006	>2006

AZD3778	asthma/rhinitis	>2006	>2006

AZD6067	COPD	>2006	>2006

AZD2098	asthma	>2006	>2006

AZD1981	asthma	>2006	>2006

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08	AstraZeneca Annual Review 2003 astrazeneca.com

Supply

We aim to provide fast, flexible and reliable manufacturing and supply of all the products in our range, wherever they are needed.

>	We have 31 manufacturing sites in 20 countries.	>	Around 16,000 people worldwide work in supply and manufacturing, including some 13,000 people in formulation and packaging, and 1,750 in active pharmaceutical ingredient supply.	>	We complement our in-house manufacturing capabilities with strategic outsourcing to external contractors.	>	Our investment in supply and manufacturing facilities in 2003 totalled $496 million.	>	In the US, supplies of our new statin,Crestor, were available to wholesalers within three days of FDA approval of the therapy and the majority of retail stores were stocked within nine days.

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Customer service
Our supply chains are designed to maximise our flexibility and ensure the fast, efficient introduction of new medicines. During 2003 all our new product launches, major products and line extensions were successfully supported with supplies available to meet market demand.

As part of our overall risk management, we carefully consider the timing of investment relating to the launch of new products. Secure supply chains are in place for all the products currently in late stage development.

Supply capability
Within AstraZeneca, we have active ingredient manufacturing sites in the UK, Sweden, France and Puerto Rico and a bulk drug purification plant in Germany. We also make strategic use of out-sourcing to external specialty chemical manufacturers to extend our in-house capacity.

We make our various product formulations (tablets, capsules, injectable and inhalation) at sites in the US, the UK, Sweden, France, Germany and Puerto Rico.

Product packaging is done at a large number of sites worldwide, both AstraZeneca’s and contractors’ – all located close to our marketing companies to support rapid response to customer needs.

New facilities opened during 2003 included additional active ingredient capacity for Crestor in the UK, formulation capacity for Crestor in Puerto Rico and additional capacity for Pulmicort in the US. Looking ahead, plans are in place to expand capacity in the US, France, Sweden and Puerto Rico to meet the growing demands of our product portfolio including Crestor, Pulmicort Respules and Symbicort.

Cost management
The continued implementation of a new supply system across our global network achieved positive results in 2003. Manufacturing lead times have been shortened, which has reduced the need for build up of stock and customer service levels have improved.

The new supply system has also enabled more effective management of the costs of a product, prior to launch and throughout its lifecycle. Developments include the use of e-based supply chain management systems to improve efficiencies with suppliers and drive down costs.

Cost efficiencies are also driven by our continuous review of manufacturing assets to make sure that they are being used most effectively, whilst preserving the flexibility we need to respond to fluctuations in demand. In 2003, we closed a number of obsolete units and sold our facility in Sanda, Japan. We will continue to make further adjustments to our manufacturing base to ensure best use of production facilities.

Licence to operate
Ensuring the quality, safety and efficacy of our medicines is a core priority. As part of this, reports from internal routine inspections as well as those by regulatory authorities are rigorously reviewed and if required, actions taken to further enhance compliance. The results of all external inspections carried out during 2003 were satisfactory and we did not experience any delays in product approvals due to regulatory compliance issues at our sites or those of our contractors.

Safety, health and environment (SHE) operating standards are increasingly stringent with regulators placing particular emphasis on environmental issues and the safety of chemicals. Our manufacturing sites operate under various licensing regimes and we are committed to meeting all regulatory requirements as a minimum baseline. There are currently no environmental issues that constrain AstraZeneca from making full use of its sites.

We are making steady progress against our targets for the reduction of waste and energy usage and the level of accidents with injury has been reduced.

Our aim for continuous improvement includes learning from incidences of non-compliance and sharing best practice to further promote high standards. We also work closely with our suppliers to encourage standards similar to our own, share best practice and where needed, stimulate improvements.

More information about our SHE performance can be found in the separate 2003 Corporate Responsibility Summary Report or on our website.

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Marketing

We combine our global capabilities with high quality relationships in local markets and focus on responding quickly and effectively to our customers’ changing needs.

Key products: Cardiovascular

Atacand [1] (candesartan cilexetil) angiotensin II antagonist for hypertension

Crestor [2] (rosuvastatin) HMG-CoA reductase inhibitor (“statin”) for dyslipidaemia

Exanta (ximelagatran) oral direct thrombin inhibitor for prevention of thrombosis in association with major orthopaedic surgery

Plendil (felodipine) calcium antagonist for hypertension and angina

Seloken/Toprol-XL (metoprolol) beta blocker for hypertension, angina, heart failure and other uses

Zestril [3] (lisinopril) angiotensin converting enzyme inhibitor for hypertension, heart failure and diabetic nephropathy

Key products: Gastrointestinal

Losec/Prilosec (omeprazole) proton pump inhibitor for acid related diseases

Losec MUPS omeprazole in tablet form

Nexium (esomeprazole) proton pump inhibitor for acid related diseases

Key products: Infection

Merrem/Meronem [4] (meropenem) ultra broad spectrum injectable antibiotic for serious bacterial infection

Key products: Neuroscience

Diprivan (propofol) intravenous general anaesthetic for induction/maintenance of anaesthesia and sedation of intensive care patients

Naropin (ropivacaine) local anaesthetic for surgical anaesthesia and acute pain management

Seroquel (quetiapine) atypical anti-psychotic for schizophrenia and other psychotic disorders

Xylocaine (lidocaine) local anaesthetic for use in surgery and dentistry

Zomig (zolmitriptan) for the treatment of acute migraine with or without aura

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Product strategy and licensing
To ensure the success of our medicines, we must address unmet medical needs, find novel solutions, minimise technical risk and make the most of our commercial opportunities.

Our product strategy and licensing organisation, working closely with our R&D community and our major marketing companies, leads the commercial aspects of drug development and co-ordinates global market strategy. This includes selecting the right products and projects for investment, developing effective marketing platforms in time for new product launches and directing the creation and delivery of product marketing strategies that successfully align global and national plans.

Our rigorous lifecycle management of key marketed brands aims to ensure that we maximise the commercial potential as well as the benefit that new uses for our medicines bring to patients’ lives.

In common with other leading pharmaceutical companies, we also look to strengthen our portfolio with attractive products or technologies from external sources and we continuously monitor the opportunities for licensing partnerships.

Sales and marketing
We have an extensive, high quality sales and marketing network worldwide, structured to anticipate and respond to local market needs. We sell mostly through our own local marketing companies and our products are marketed mainly to physicians and other healthcare professionals. We also explain the economic as well as the therapeutic advantages of our products to governments and healthcare buying groups, such as managed care organisations in the US.

Success in key markets is a priority objective. We aim to retain and build on our leading positions in major markets, especially the US, Europe and Japan whilst increasing our strength through strategic investment in the small but fast growing markets of the future – the emerging economies.

Continued success in the US, the world’s largest pharmaceutical market, depends on effectively managing the increasing regulatory and cost control pressures whilst making the most of the opportunities presented by the growing demand for innovative medicines. Our sales of $8.7 billion in the US in 2003 reflect our commitment to driving growth in this key area. With a 5% market share, AstraZeneca is the fifth largest pharmaceutical company in the US.

We continued to be the fastest growing pharmaceutical company in Japan during 2003, with sales of $1.2 billion. We now rank 14th by sales in this, the world’s second largest pharmaceutical market.

In Europe, pharmaceutical cost control pressure, generic substitution and the movement of products from lower price countries, all contribute to creating another challenging environment for our industry. Successful launches for Crestor, coupled with our strong growth in central and eastern Europe, give us a solid platform for future growth in the region. Sales totalled $6.7 billion in 2003 and AstraZeneca ranks fifth in Europe.

Elsewhere, significant growth in China (+37%), South Korea and India strengthened the platform for regional expansion plans and future growth.

E-marketing
To boost our marketing effectiveness, we have integrated e-marketing into our commercial activities worldwide and have a broad range of internet-based physician resources in key therapy areas. In the US, we maximise the opportunities for direct communication with patients and their carers, by providing online information about our medicines and the conditions for which they are prescribed. In Europe and Asia, we have e-business pilot studies underway to improve interaction with healthcare professionals.

Key products: Oncology	Key products: Respiratory & Inflammation	[1] Licensed from Takeda Chemical Industries Ltd. [2] Licensed from Shionogi & Co., Ltd. [3] Licensed from Merck & Co., Inc. [4] Licensed from Sumitomo Pharmaceuticals Co., Ltd.

Arimidex (anastrozole) aromatase inhibitor for breast cancer
Casodex (bicalutamide) anti-androgen for prostate cancer

Faslodex (fulvestrant) oestrogen receptor antagonist with no agonist effects for breast cancer
Iressa (gefitinib) signal transduction inhibitor for non-small cell lung cancer
Nolvadex (tamoxifen) anti-oestrogen for breast cancer

Zoladex (goserelin) LHRH agonist for prostate and pre-menopausal breast cancer, certain benign gynaecological disorders and assisted reproduction
Accolate (zafirlukast) oral leukotriene receptor antagonist for control of asthma

  Oxis (formoterol) inhaled fast onset long-acting bronchodilator for relief of asthma symptoms

Pulmicort (budesonide) inhaled anti-inflammatory for asthma control
Rhinocort (budesonide) topical nasal anti-inflammatory for control of rhinitis
Symbicort (budesonide/formoterol) inhaled combination of anti-inflammatory and fast onset long-acting bronchodilator in a single inhaler

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12	AstraZeneca Annual Review 2003 astrazeneca.com

Inspiration

The success of our business is based on our commitment to new ideas – ideas that are inspired by life and which in turn help to inspire the lives of our stakeholders.

>	We turn good ideas into effective medicines designed to improve the health and quality of life of patients around the world.	>	We also focus on getting the most benefit for patients from every medicine we make by exploring all the ways it can be used or improved.	>	We aim to stimulate continued creativity by maintaining a culture in which our people feel valued, energised and rewarded for their ideas and contribution to our success – ideas which can make a difference in all aspects of our business.	>	We encourage the sharing of knowledge and ideas across functional and territorial boundaries to further stimulate creativity and best practice across the Company.	>	Along with our commitment to competitiveness and performance, we will continue to be led by our core values to achieve sustainable success.	Our core values are:
										>	Integrity and high ethical standards
										>	Respect for the individual and diversity
										>	Openness, honesty, trust and support for each other
										>	Leadership by example at all levels

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The path to growth
We are a creative, fast and effective company with a powerful range of high quality products that will drive our future growth.

In recent years, we have launched a range of important new medicines, including high potential therapies for treating cancer (Casodex, Arimidex, Faslodex and Iressa), gastrointestinal disease (Nexium), asthma (Symbicort), hypertension (Atacand), high cholesterol (Crestor), migraine (Zomig) and schizophrenia (Seroquel). These and the first approval of Exanta in France in December 2003 mark the start of an exciting new era for the Company.

Making it happen
Without the creativity, energy and commitment of our people, our business would not succeed. We are very proud of our 60,000 employees in 45 countries and value the diversity of skills and abilities that they bring to our business.

We encourage and support all our people in developing their capabilities to the full with high quality learning and development opportunities, backed by management responsibility for ensuring that individually tailored development plans are in place for each member of their team, throughout their careers. Equal opportunity for all is a cornerstone of our culture in which personal success is based solely on individual ability and contribution.

The wellbeing of our people is a core priority and we have a broad range of initiatives aimed at promoting the health, safety and welfare of all our employees worldwide. These include behaviour-based safety and occupational health programmes as well as initiatives that encourage and support work/life balance through flexible working hours and opportunities to work from home.

Rewarding people for their contribution isn’t, we believe, just about offering a competitive benefits package. Our integrated reward schemes are designed to take account of individual needs by introducing elements of personal choice and flexibility in how benefits are taken.

Inspiring leadership is key to stimulating high performance. We have global programmes designed to strengthen leadership capabilities, enhance core management skills and help leaders develop good working relationships across the organisation. These programmes are complemented by local initiatives, which include functional or country specific aspects of leadership development.

The sharing of information is essential to maintaining employee confidence in AstraZeneca and its objectives. We use a range of communications media, as well as face to face meetings, to ensure our people are kept up to date with business developments and are clear about their individual and team roles and targets.

Feedback is very important to us and opportunities for giving feedback are built in to all levels of communication. We also use a two-yearly global employee survey to identify areas of both satisfaction and concern. Priority attention is given to areas for improvement highlighted in these surveys.

A responsible approach
With a global business comes a global responsibility for high standards of ethical behaviour worldwide. We aim to manage that responsibility effectively to ensure that we continue to be welcomed as a trusted and valued member of the global community.

You can read more about our approach to corporate responsibility, and our 2003 performance, in the separate 2003 Corporate Responsibility Summary Report or visit our website for full details.

Looking to the future
We are committed to continued achievement in all our activities to ensure a healthy future for our business and added value for all those who benefit from it.

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Therapy area review

Cardiovascular
Our world leading position in cardiovascular (CV) is based on over 40 years’ experience in this field. Backed by our powerful range of products and quality research, we aim to build on our strong position, focusing on important areas of need such as hypertension and thrombosis.

CV diseases account for 17 million deaths worldwide each year, making it the greatest risk to life for most adults.

During the year, Crestor, our new statin for controlling high cholesterol levels, gained regulatory approval in more than 40 countries. By the end of January 2004, it was launched in over 25 countries including the US, Canada, the UK and the Netherlands, and we estimate that more than 1.5 million prescriptions had been written for, and over 750,000 patients had been treated with Crestor.

We gained first approval in France for Exanta, the first new oral anti-coagulant in almost 60 years for chronic indications. We also made regulatory submissions in the US, Canada and Europe towards the end of the year.

Seloken/Toprol-XL sales continued to grow strongly and Atacand increased its market share.

As anticipated, sales of Zestril continued to decline as patents expired in major markets.

Gastrointestinal
We are the world number one in the treatment of gastrointestinal (GI) disease and aim to maintain that leading position through continued sales and further development of Nexium, the latest addition to our GI range.

40% of adults in the western world regularly experience heartburn and 10% have gastro-oesophageal reflux disease.

Nexium continues to establish a new improved treatment standard and this was reflected in its global sales, which exceeded $3 billion in 2003.

First launched in Sweden in August 2000, it is now available in 100 markets, including the US, Canada and all European countries. It has been well received by patients and physicians alike and over 145 million patient treatments had been administered by the end of 2003. Its strong performance in the US makes Nexium one of the most successful pharmaceutical launches ever.

An injectable formulation of Nexium was approved in Europe in late 2003, for use when an oral treatment of gastro-oesophageal reflux disease is not applicable.

Infection
World demand for antibiotics remains high due to escalating resistance and the increased risk of serious infections.

Infectious diseases cause more than 11 million deaths each year.

2003 saw steady sales growth globally for Merrem, our antibiotic for the treatment of serious hospital-acquired infections. Clinical studies are in place to support a supplementary new drug application in the US in 2004 aimed at securing an indication for skin and skin structure infections in 2005.

In June 2003, we opened our new laboratories at our research facility in Bangalore, India where work is focused on finding a new treatment for tuberculosis, the single largest cause of adult death from infectious disease in the world.

Key product sales: Cardiovascular				Key product sales: Gastrointestinal				Key product sales: Infection

	2003	2002	Underlying		2003	2002	Underlying		2003	2002	Underlying
	$m	$m	growth %		$m	$m	growth %		$m	$m	growth %

Seloken	1,280	901	+38	Nexium	3,302	1,978	+62	Merrem	346	285	+16

Atacand	750	569	+21	Losec	2,565	4,623	–49	Other	130	155	–24

Plendil	540	489	+5	Other	76	63	+13	Total	476	440	+2

Zestril	478	877	–50	Total	5,943	6,664	–16

Tenormin	342	370	–15

Crestor	129	–	n/m

Other	391	363	–4

Total	3,910	3,569	+3

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AstraZeneca Annual Review 2003 astrazeneca.com	15

Neuroscience

We aim to be a leader in neuroscience by continuing to deliver a range of life changing medicines in three key areas of psychiatry, analgesia and neurology, and by maintaining our world leading position in anaesthesia.

Health problems related to the function of the central nervous system, including the brain, are a complex area of significant medical need that touches many people's lives.

Sales of Seroquel, our schizophrenia therapy, have now exceeded $4 billion since launch and in 2003, showed continued strong growth globally. Seroquel is now widely approved in Europe and the US, for the treatment of bipolar mania – which affects over 17 million people in the major markets.

Zomig Nasal Spray, a new formulation of our Zomig migraine therapy in a convenient device that delivers fast pain relief, was successfully launched in Europe and the US.

Our leading range of anaesthetics continued to perform well, despite the anticipated slowing in sales growth for Diprivan general anaesthetic following patent expiries.

Oncology

We aim to maintain our position as a world leader in cancer treatment through continued growth for key products in our portfolio, continued launches for our new products and the successful introduction of novel approaches currently in the pipeline.

Over 12 million people are diagnosed with cancer each year. It is predicted to be the leading cause of death in the US by 2005.

Sales of Casodex and Arimidex, for treating prostate and breast cancer respectively, grew strongly in 2003. Arimidex is rapidly moving towards replacing tamoxifen as the standard of care in breast cancer.

Good sales for Faslodex reflected a steady increase in use for the treatment of advanced breast cancer in the US. Approval for Faslodex in Europe is anticipated early in 2004 following a positive opinion from the Committee for Proprietary Medicinal Products in late 2003.

There has been rapid uptake of our new lung cancer therapy, Iressa – over 100,000 patients have been treated since its first launch in Japan in 2002 and launch in the US in 2003.

Respiratory and Inflammation

Already a leader in the treatment of asthma, we plan to expand our range through the introduction of new treatments and new uses for our key products in other areas of inflammatory disease, such as chronic obstructive pulmonary disease (COPD) and rheumatoid arthritis.

The World Health Organisation estimates that 100 million people worldwide suffer from asthma and that COPD is the fourth greatest cause of death worldwide.

Clinical data confirmed the efficacy and safety of Symbicort as an adjustable maintenance treatment for asthma. During the year, we filed for approval in Europe of Symbicort as a single inhaler treatment for asthma. Symbicort also became the first fixed combination of inhaled corticosteroid and fast onset, long acting bronchodilator approved for COPD in Europe.

In the US, growth of 32% in total prescriptions for Pulmicort Respules reflected the product’s beneficial profile and strengthened its position as the inhaled corticosteroid of choice for the treatment of children under five with asthma.

Key product sales: Neuroscience				Key product sales: Oncology				Key product sales: R&I

	2003	2002	Underlying		2003	2002	Underlying		2003	2002	Underlying
	$m	$m	growth %		$m	$m	growth %		$m	$m	growth %

Seroquel	1,487	1,145	+27	Zoladex	869	794	–	Pulmicort	968	812	+12

Local anaesthetics	466	432	–	Casodex	854	644	+22	Symbicort	549	299	+61

Diprivan	458	443	–2	Arimidex	519	331	+46	Rhinocort	364	299	+19

Zomig	349	328	–1	Iressa	228	67	+227	Oxis	120	120	–12

Other	73	70	–7	Nolvadex	178	480	–66	Accolate	107	144	–28

Total	2,833	2,418	+12	Faslodex	77	35	+120	Other	153	144	–6

				Other	18	18	–6	Total	2,216	1,818	+15

				Total	2,743	2,369	+8

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16	AstraZeneca Annual Review 2003 astrazeneca.com

Board of Directors

As at 31 December 2003

Percy Barnevik	Sir Tom McKillop	Jonathan Symonds
Non-Executive Chairman	Executive Director Chief Executive	Executive Director Chief Financial Officer

Håkan Mogren	Sir Peter Bonfield	Dame Bridget Ogilvie
Non-Executive Deputy Chairman	Senior Non-Executive Director	Non-Executive Director

Jane Henney	Marcus Wallenberg	Michele Hooper
Non-Executive Director	Non-Executive Director	Non-Executive Director

Karl von der Heyden	John Buchanan	Joe Jimenez
Non-Executive Director	Non-Executive Director	Non-Executive Director

Erna Möller
Non-Executive Director

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AstraZeneca Annual Review 2003 astrazeneca.com	17

Percy Barnevik (62)
Non-Executive Chairman
Chairman of the Nomination Committee
Appointed as a Director 6 April 1999. Honorary Chairman of Sandvik AB. Non-Executive Director of General Motors Corporation. Member of the Academies of Engineering Sciences in Sweden and Finland and Honorary Member of the Royal Academy of Engineering, UK. Member of Advisory Councils in Korea, India and the Investment Council advising the South African Government. Member of the Business Council of American CEOs. Member of the Advisory Board, Centre for European Reform, UK.

Håkan Mogren (59)
Non-Executive Deputy Chairman Member of the Nomination Committee
Appointed as a Director 6 April 1999. Formerly CEO and a Director of Astra AB (appointed 18 May 1988). Chairman of Affibody AB and the Sweden-America Foundation. Vice-Chairman of Gambro AB. Member of the Board of Directors of Investor AB, Rémy Cointreau S.A., Groupe Danone and Norsk Hydro ASA. Director of the Marianne and Marcus Wallenberg Foundation.

Jane Henney (56)
Non-Executive Director
Member of the Audit Committee, the Nomination Committee and the Science Committee
Appointed as a Director 24 September 2001. Senior Vice-President & Provost for Health Affairs, University of Cincinnati Medical Center. Commissioner of Food and Drugs 1998-2001 and Deputy Commissioner for Operations 1992-1994, US Food and Drug Administration. Deputy Director, US National Cancer Institute 1980-1995. Non-Executive Director of AmerisourceBergen Corporation. Member of the Board of Trustees of the Commonwealth Fund and the Scripps Research Institute. Member of the Medical & Scientific Advisory Board of MPM Capital.

Karl von der Heyden (67)
Non-Executive Director
Chairman of the Audit Committee
Appointed as a Director 1 October 1998. Executive Vice-President 1989-1992 and Co-Chairman and Chief Executive Officer 1993 of RJR Nabisco. President and Chief Executive Officer of Metallgesellschaft Corp. 1993-1994. Vice-Chairman of PepsiCo, Inc. 1996-2001. Non-Executive Director of Federated Department Stores Inc., ARAMARK Inc. and Exult, Inc.

Sir Tom McKillop (60)
Executive Director and Chief Executive
Appointed as a Director 1 January 1996. Non-Executive Director of Lloyds TSB Group plc. President of the European Federation of Pharmaceutical Industries and Associations. Pro-Chancellor of the University of Leicester. Chairman of the British Pharma Group and the North West Science Council.

Sir Peter Bonfield CBE, FREng (59)
Senior Non-Executive Director
Chairman of the Remuneration
Committee and Member of the
Nomination Committee
Appointed as a Director 1 January 1995. Fellow of the Royal Academy of Engineering. Non-Executive Director of Telefonaktiebolaget LM Ericsson, Mentor Graphics Corporation and Taiwan Semiconductor Manufacturing Company, Ltd. Vice-President of The British Quality Foundation. Member of Citigroup International Advisory Board.

Marcus Wallenberg (47)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 18 May 1989). President and Chief Executive Officer of Investor AB. Non-Executive Vice-Chairman of Saab AB, Skandinaviska Enskilda Banken AB and Telefonaktiebolaget LM Ericsson. Non-Executive Director of Scania AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation.

John Buchanan (60)
Non-Executive Director
Member of the Audit Committee and the Remuneration Committee
Appointed as a Director 25 April 2002. Executive Director and Group Chief Financial Officer of BP p.l.c. 1996-2002. Member of the UK Accounting Standards Board 1997-2001. Senior Independent Non-Executive Director of BHP Billiton Plc and Non-Executive Director of Vodafone Group Plc.

Erna Möller (63)
Non-Executive Director
Member of the Remuneration Committee and the Science Committee
Appointed as a Director 6 April 1999.
Formerly a Director of Astra AB (appointed 15 May 1995). Executive Director of the Knut and Alice Wallenberg Foundation. Professor of Clinical Immunology and Member of the Nobel Assembly and of the Nobel Committee, Karolinska Institutet. Member of the Royal Swedish Academy of Engineering Sciences and the Royal Swedish Academy of Science.

Jonathan Symonds (44)
Executive Director and Chief Financial Officer
Appointed as a Director 1 October 1997. Also has overall responsibility for Information Services. Non-Executive Director of QinetiQ Group plc. Member of the UK Accounting Standards Board. Chairman of The Hundred Group of Finance Directors in the UK.

Dame Bridget Ogilvie (65)
Non-Executive Director
Member of the Audit Committee and the Science Committee
Appointed as a Director 1 January 1997. Also has responsibility for overseeing corporate responsibility. Non-Executive Director of the Manchester Technology Fund Limited. Chairman of the Medicines for Malaria Venture and the Association of Medical Research Charities. Trustee of Cancer Research UK. Chairman of the Trustees of the AstraZeneca Science Teaching Trust.

Michele Hooper (52)
Non-Executive Director
Appointed as a Director 1 July 2003. President and Chief Executive Officer of Stadtlander Drug Company 1998-1999. Corporate Vice-President and President, International Businesses of Caremark International 1992-1998. Non-Executive Director of PPG Industries, Inc., Target Corporation and Davita Inc.

Joe Jimenez (44)
Non-Executive Director
Member of the Nomination Committee
Appointed as a Director 1 July 2003. Executive Vice-President of H J Heinz Company and President and Chief Executive Officer of Heinz Europe since 2002.
Corporate Vice-President then Senior Vice-President and President of Heinz North America 1998-2002. Non-Executive Director of Hain Celestial Group, Inc.

Other officers of the Company at 31 December 2003 included members of the Senior Executive Team, as set out on page 19, and:

Graeme Musker
Group Secretary and Solicitor
Appointed as Company Secretary
6 June 1993.

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18	AstraZeneca Annual Review 2003 astrazeneca.com

Summary Directors’ report

Board of Directors
Details of the Board at 31 December 2003 are set out on pages 16 and 17.

Board changes
Åke Stavling, Executive Director, left the Company at the end of January 2003.

In July 2003, the Board appointed Michele Hooper and Joe Jimenez as Non-Executive Directors.

At the end of August 2003, Håkan Mogren ceased to be Executive Deputy Chairman and became Non-Executive Deputy Chairman.

Election and re-election of Directors
All of the Directors will retire under Article 65 of the Company’s Articles of Association at the Annual General Meeting (AGM) in April 2004. The Notice of AGM will give details of those Directors presenting themselves for election or re-election at the AGM.

Annual General Meeting
The Company’s AGM will be held on 29 April 2004. The principal meeting place will be in London. There will be a simultaneous satellite meeting in Stockholm.

Corporate governance
UK Combined Code on Corporate Governance
In July 2003, the Financial Reporting Council in the UK issued the revised Combined Code on Corporate Governance which superseded and replaced the Combined Code published by the Hampel Committee on Corporate Governance in 1998. It applies for reporting years beginning on or after 1 November 2003.

Although the Company is not strictly required to report against the revised Combined Code until its Directors’ Report for 2004, the Board did review the revised Combined Code at its meeting in October 2003 and has prepared this Directors’ Report with reference to the revised Combined Code.

The Company is applying all of the main and supporting principles of good governance in the revised Combined Code. The way in which these principles are being applied is described below.

The Company is complying with all of the provisions of the revised Combined Code.

The US Sarbanes-Oxley Act of 2002
AstraZeneca PLC American Depositary Shares are traded on the New York Stock Exchange (NYSE) and the Company is subject to the reporting and other requirements of the US Securities and Exchange Commission (SEC) applicable to foreign issuers. The US Sarbanes-Oxley Act came into force at the end of July 2002. As a result of its NYSE listing, the Company is subject to those provisions of the Act applicable to foreign issuers.

The Company either already complies with or will comply with those provisions of the Act applicable to foreign issuers as and when they become effective. The Board believes that, prior to the Act coming into force, the Company already had a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and results of operations and an effective and robust system of internal controls. Consequently, the Company’s approach to compliance with the Act has principally involved the development and adjustment of its existing corporate governance framework and associated processes concerning reporting, internal controls and other relevant matters.

Board structure and processes
Board composition, responsibilities and appointments
The Board comprises Executive and Non-Executive Directors. In the view of the Board, the majority of Board members excluding the Chairman are independent Non-Executive Directors. The differing roles of Executive Directors and Non-Executive Directors are clearly delineated, with both having fiduciary duties towards shareholders and all being collectively responsible for the success of the Company. However, Executive Directors have direct responsibility for business operations whereas the Non-Executive Directors have a responsibility to bring independent, objective judgement to bear on Board decisions. This includes constructively challenging management and helping to develop the Company’s strategy. The Non-Executive Directors scrutinise the performance of management and have various responsibilities concerning the integrity of financial information, internal controls and risk management. To help maintain a strong executive presence on the Board in addition to the two Executive Directors (the Chief Executive and the Chief Financial Officer), Board meetings are attended by two members of the Senior Executive Team.

The Board sets the Company’s strategy and policies and monitors progress towards meeting its objectives. It also assesses whether its obligations to the Company’s shareholders and others are understood and met. This includes regular reviews of the Company’s financial performance and critical business issues. The Board met six times in 2003.

There is an established and transparent procedure for appointments of new directors to the Board which is operated by the Nomination Committee. All of the Directors retire at each AGM and may offer themselves for re-election by shareholders.

At its meeting in December 2003, the Board reviewed and assessed how it operates. This included consideration and discussion of the nature and level of its interaction with the Company’s management; the quality, quantity and coverage of information which flows to the Board from management; the balance of the Board’s time spent considering strategic issues compared to other matters; the content of Board meetings and presentations to Board meetings; the composition of the Board; the practical arrangements for the work of the Board; and the work and operation of the Board’s committees. Overall, Board members concluded that the Board and its committees were operating in an effective and constructive manner.

At the same meeting, the Chairman also reported to the Board on his conversations with each Non-Executive Director about their individual performance and that of the Board as a whole, which took place during the fourth quarter of 2003. The Chairman then left the meeting while Sir Peter Bonfield, senior Non-Executive Director, led a review of the Chairman’s performance. On the Chairman’s return to the meeting, the Board reviewed the performance of the Chief Executive and the Chief Financial Officer who, in each case, left the meeting while the review took place.

Chief Executive and the Senior Executive Team
The Chief Executive, Sir Tom McKillop, has delegated authority from, and is responsible to, the Board for directing and promoting the profitable operation and development of the Company, consistent with the primary aim of enhancing long term shareholder value.

The Chief Executive is responsible to the Board for the management and performance of the Company’s businesses within the framework of Company policies, reserved powers and routine reporting requirements. He is obliged to refer certain major matters (defined in the formal delegation of the Board’s authority) back to the Board. The roles of the Board, the Board’s committees, the Chairman, the Chief Executive and the Senior Executive Team are documented, as are the Company’s delegated authorities and reserved powers, the means of operation of the business and the roles of corporate functions.

The Chief Executive has established and chairs the Senior Executive Team. While the Chief Executive retains full responsibility for the authority delegated to him by the Board, the Senior Executive Team is the vehicle through which he exercises that authority in respect of the Company’s business (including Salick Health Care and Astra Tech).

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AstraZeneca Annual Review 2003 astrazeneca.com	19

Remuneration policy

The members of the Senior Executive Team are Jonathan Symonds, Chief Financial Officer; Bruno Angelici, Executive Vice-President, Europe, Japan, Asia Pacific and ROW; David Brennan, Executive Vice-President, North America; Jan Lundberg, Executive Vice-President, Discovery Research; John Patterson, Executive Vice-President, Product Strategy & Licensing and Business Development; Martin Nicklasson, Executive Vice-President, Development; Barrie Thorpe, Executive Vice-President, Operations; and Tony Bloxham, Executive Vice-President, Human Resources.

Internal controls and management of risk
The Board has overall responsibility for the Company’s system of internal controls which aims to safeguard shareholders’ investments and the Company’s assets, ensure that proper accounting records are maintained and that the financial information used within the business and for publication is accurate, reliable and fairly presents the financial position of the Company and the results of its business operations. The Board is also responsible for reviewing the effectiveness of the system of internal controls. The system is designed to provide reasonable assurance of effective operations and compliance with laws and regulations, although any system of internal controls can only provide reasonable, not absolute, assurance against material misstatement or loss.

The Company views the careful management of risk as a key management activity.
Managing business risks to deliver opportunities is a key element of all activities. This is done using a simple and flexible framework which provides a consistent and sustained way of implementing the Company’s values. These business risks, which may be strategic, operational, reputational, financial or environmental, should be understood and visible. The business context determines in each situation the level of acceptable risk and controls.

Code of Conduct
The policy of the Company is to require all of its subsidiaries, and their employees, to observe the highest ethical standards of integrity and honesty and act with due skill, care, diligence and fairness in the conduct of business. The Company’s management recognises that such standards make a significant contribution to the overall control environment and seeks, by its words and actions, to reinforce them throughout the business. In particular, all employees are required to comply with the letter and spirit of the AstraZeneca Code of Conduct and with the high ethical standards detailed by the Company in support of it.

During the year, the Code of Conduct was reviewed and revised. The amended version was approved by the Board in July 2003. To coincide with the launch of the new Code of Conduct, the Company also updated and extended its procedures for raising integrity concerns which include a confidential helpline for employees worldwide.

Purchase of own shares
The Company’s stated distribution policy contains both a regular dividend cash flow and a share re-purchase component to give the Company more flexibility in managing its capital structure over time. In August 1999, the Company announced a $2 billion share re-purchase programme to be completed by the end of 2002. This programme was completed ahead of schedule in the second quarter of 2002. In January 2002, the Company announced an additional $2 billion re-purchase programme which was completed on schedule by the end of 2003.

During 2003, the Company purchased 27.2 million of its own Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $1,154 million. Following the purchase of these shares, they were all cancelled as required by applicable English law. This number of shares represents 1.6% of the Company’s total issued share capital at 31 December 2003.

Since the beginning of the re-purchase programme in 1999, the Company has purchased for cancellation in total 92.8 million of its own Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $3,959 million. This number of shares represents 5.5% of the Company’s total issued share capital at 31 December 2003.

The Company continues to maintain robust controls in respect of all aspects of the share re-purchase programme to ensure compliance with English law and the Listing Rules of the UK Listing Authority. In particular, the Company’s Disclosure Committee meets to ensure that the Company does not purchase its own shares during prohibited periods. At the AGM on 29 April 2004, the Company will seek a renewal of its current permission from shareholders to purchase its own shares.

Overall remuneration policy and purpose
The Company is committed to maintaining a dynamic performance culture in which every employee champions the growth of shareholder value, is clear about the Company’s objectives, knows how their work impacts on those objectives and that they will benefit from achieving high levels of performance.

The Board has confirmed that the Company’s overall remuneration policy and purpose is:

>   to attract and retain people of the quality necessary to sustain the Company as one of the best pharmaceutical companies in the world; and
>   to motivate them to achieve the level of performance necessary to create sustained growth in shareholder value.

In order to achieve this, remuneration policy and practice is designed:

>   to closely align individual and team reward with business performance at each level;
>   to encourage employees to perform to their fullest capacity;
>   to encourage employees to align their interests with those of shareholders;
>   to support managers’ responsibility to achieve business performance through people and for them to recognise superior performance, in the short and longer term;
>   to be as locally focused and flexible as is practicable and beneficial;
>   to be competitive and cost-effective in each of the relevant employment markets; and
>   to be as internally consistent as is practicable and beneficial taking due account of market need.

The cost and value of the components of the remuneration package are considered as a whole and are designed:

>   to ensure a proper balance of fixed and variable performance-related components, linked to short and longer term objectives; and
>   to reflect market competitiveness taking account of the total value of all of the benefit components.

The principal components contained in the total remuneration package, for employees as a whole, are:

>   annual salary – based on conditions in the relevant geographic market, with the provision to recognise, in addition, the value of individuals’ sustained personal performance, resulting from their ability and experience;
>   annual bonus – a lump sum payment related to the targeted achievement of

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20	AstraZeneca Annual Review 2003 astrazeneca.com

Remuneration policy continued

corporate, functional and individual goals, measured over a year within a specific plan; the corporate goals are derived from the annual budget set by the Board and take into account external expectations of performance; the functional goals are agreed by the Remuneration Committee at the start of, and are monitored throughout, the year;
>	longer term incentive – for selected groups, a longer term incentive targeted at the achievement of strategic objectives with close alignment to the interests of shareholders;
>	pension arrangements which are appropriate to the relevant market;
>	other benefits such as holidays and sickness benefit which are cost-effective and compatible with the relevant national welfare arrangements; and
>	share participation – various plans provide the opportunity for employees to take a personal stake in the Company’s wealth as shareholders.

The way in which these elements are combined and applied varies depending, for example, on market need and practice in various countries.

For each Executive Director, the individual components are:

> annual salary – the actual salary for each of the Executive Directors is determined by the Remuneration Committee on behalf of the Board; these salaries reflect the experience and sustained performance of the individuals to whom they apply, as judged annually by the Remuneration Committee, taking account also of market competitiveness;

>	short term bonus:

The Chief Executive is eligible for an annual bonus related solely to the achievement of the targeted performance of earnings per share; the bonus payable is on a scale of 0-100% of salary and 50% of salary is payable for the achievement of target performance; as referred to above, this is derived from the budget set by the Board and takes into account external expectations of performance;

The Deputy Chairman was also eligible for this annual bonus related solely to earnings per share for that part of 2003 during which he served as an Executive Director (1 January 2003 until 31 August 2003);

The Chief Financial Officer is eligible for an annual bonus related to the achievement of both the targeted performance of earnings per share and the achievement of performance measures relevant to his particular area of responsibility; the bonus payable is on a scale of 0-100% of salary and 50% of salary is payable for the achievement of target business performance; 80% of the bonus relates to the achievement of the earnings per share target and 20% to the other performance measures;

> longer term incentive – Executive Directors are also rewarded for improvement in the share price performance of the Company over a period of years by the grant of share options; the grant of options under the AstraZeneca Share Option Plan is determined by the Remuneration Committee, as are the performance targets that will apply and whether they will apply to the grant and/or exercise of options; and

>	pension arrangements:

UK Executive Directors’ pension arrangements – the Chief Executive is a member of the Company’s main UK defined benefit pension plan; the normal pension age under this plan is 62; however, a member’s accrued pension is available from age 60 without any actuarial reduction; in addition the accrued pension is available, unreduced, from age 57 if the Company consents to a request for early retirement and from age 50 if the retirement is at the Company’s request;

On death in retirement, the accrued pension is guaranteed payable for the first five years of retirement and then reduces to two-thirds of this amount should there be a surviving spouse or other dependent; any member may choose higher or lower levels of survivor’s pensions at retirement, subject to Inland Revenue limits, in return for an adjustment to their own pension of equivalent actuarial value; pensions are also payable to dependent children; pensions in payment are increased annually in line with inflation, as measured by the UK Retail Prices Index, up to a maximum of 5%;

In respect of UK Executive Directors whose pensionable earnings are capped by the earnings limit imposed by the Finance Act 1989, unapproved defined contribution schemes are made available; currently, only the Chief Financial Officer is affected by this limit; the Company has agreed to pay annually 50% of base salary in excess of the statutory earnings cap for the pension and associated tax liability, with the intention of providing equivalence of benefits with non-capped UK Executive Directors; if this does not provide equivalence, the Company has agreed to make up the difference; the Company contribution in 2003 in respect of the pension element was $193,000;

Swedish Executive Directors’ pension arrangements – normally, Swedish Executive Directors participate in the collectively bargained ITP pension plan, which provides pensions, dependents’ pensions and lump sums on death in service; in respect of those Swedish Directors or former Directors, namely Håkan Mogren and Åke Stavling, whose pensionable earnings are or were in excess of the earnings limit imposed by the Swedish Communal Tax Law
Kommunalskattelagen), supplementary pension commitments are made; the Company has agreed to pay 70% of pensionable salary from age 60 to age 65 and 50% of such earnings from age 65; the ITP provisions are included in this additional commitment; paid in pension capital may also be used in the event of retirement or termination before the age of 60; on death in retirement the accrued pension is payable to a surviving spouse or other dependent.

Other customary benefits (such as a car and health benefits) are also made available. This happens by way of the Executive Directors’ participation in the Company’s flexible benefits arrangements, which apply to the vast majority of the Company’s UK and Swedish employees.

Graph showing total shareholder return
The UK Directors’ Remuneration Report Regulations 2002 require the inclusion in the Annual Review of a graph showing total shareholder return (TSR) over a five year period in respect of a holding of the Company’s shares, plotted against TSR in respect of a hypothetical holding of shares of a similar kind and number by reference to which a broad equity market index is calculated. This illustrates the Company’s TSR performance against the broad equity market index selected. For the purposes of this graph, set out below, we have selected the FTSE 100 Index as the appropriate index.

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AstraZeneca Annual Review 2003 astrazeneca.com	21

Summary financial review

The purpose of the summary financial review, together with the therapy area review is to provide understanding and analysis of our results for the year 2003 and of the progress made since 2002.

Our operations are focused on prescription pharmaceuticals and more than 97% of our sales are made in that sector. Sales of pharmaceutical products tend to be relatively insensitive to general economic circumstances in the short term. They are more directly influenced by medical needs and are generally financed by health insurance schemes or national healthcare budgets.

Our operating results in the short term and long term can be affected by a number of factors other than normal competition:

> exposure to currency fluctuations;
> the risk of loss or expiration of patents and the potential adverse affect on sales volumes and prices from generic competition;
> the rate of growth and costs associated with new product launches, the timings of those launches and the risk that such new products do not succeed as anticipated; and
> the adverse impact on pharmaceutical prices as a result of the regulatory environment.

Over the longer term, the success of our research and development is crucial. In common with other pharmaceutical companies we devote substantial resources to R&D, the benefit of which emerges over the long term and carries considerable uncertainty as to whether it will generate future products.

In the last two years, our key challenge has been to effect a portfolio transformation whereby sales lost to patent expiries are replaced by new products and a new product portfolio created. In 2003, the effect of this product portfolio transformation and prioritisation is clearly demonstrated by the fact that an underlying $3.0 billion of sales lost to generic competition (Losec/Prilosec,Zestril and Nolvadex) have been compensated by the performance of our key growth and launch products. Sales from these growth and launch products amounted to $8.2 billion in 2003.

Increased investment has continued in R&D and in selling and marketing activities. In both areas, prioritisation of resources across the portfolio is actively managed to avoid committing resources before opportunities are clear. R&D spend was particularly focused on completing the development programmes for Crestor, Iressa and Exanta. Selling and marketing resources were prioritised to recently launched and growth products such as Nexium, Crestor, Symbicort and Seroquel. However, cost containment initiatives have restricted underlying cost growth in these areas to just under 6%.

Continued good performance from newer products should deliver strong sales and profit growth over the next several years as the impact of generic erosion on the business diminishes. We believe that our financial performance over this period is likely to rank amongst the best in the global peer group of large pharmaceutical companies.

Results of operations
Results described in this section exclude the effects of exchange rate movements (unless otherwise stated) to reflect underlying performance.

Sales
After the effects of changing product mix, and excluding the effects of exchange, our underlying sales remained virtually unchanged. Our sales performance was affected by the loss of $3.0 billion underlying sales in Losec/Prilosec, Zestril and Nolvadex which was compensated by strong performances elsewhere in the portfolio. In particular, underlying sales for key growth and launch products increased by $2.4 billion (up 45%) to $8.2 billion.

Gastrointestinal is still our largest therapy area, accounting for over 31% of total sales (down from over 37% in 2002); continued strong growth from Nexium, where sales grew by 62% to $3.3 billion, restricted the declines seen in the Losec/Prilosec area.

In Cardiovascular, Crestor sales were $129 million for the full year and Seloken/Toprol-XL sales exceeded the $1 billion mark for the first time (up 38% to $1,280 million); these performances more than offset the 50% decline in Zestril sales resulting in an overall underlying performance up 3%.

Despite the generic erosion of Nolvadex in the US, Oncology sales increased by 8% with Arimidex (up 46% to $519 million), Iressa (up 227% to $228 million) and Casodex (up 22% to $854 million) all mitigating the fall in Nolvadex sales (down 66% to $178 million). Neuroscience growth was 12% driven by a 27% increase in Seroquel sales whilst Respiratory and Inflammation improved by 15%, with the most significant performance from Symbicort (up 61%).

Although wholesaler stocking patterns continue to have an impact on the quarterly phasing of sales, for the year as a whole we estimate that changes in excess wholesaler inventories had little or no effect on sales growth. At the year end, we estimate that excess wholesaler inventories were well under $100 million.

We continue to have operations through Astra Tech (medical equipment) and Salick Health Care (healthcare services) and through our non-core joint venture, Advanta. In the year we disposed of the ‘Quorn’ business, Marlow Foods.

Geographic analysis
In the US, sales declined by 6% for the full year but, excluding the three products which faced generic erosion – Losec/Prilosec, Zestril and Nolvadex – increased 36%. Growth products with strong performances included Nexium (up 62%), Seloken/ Toprol-XL (up 47%) and Seroquel (up 22%). In addition, Iressa and Crestor were launched in the US in 2003.

Sales in Europe increased 2% for the full year, as strong sales growth for Nexium (up 55%), Symbicort (up 53%), Seroquel (up 40%) and the oncology products (up 18%) more than offset declines in Losec/Prilosec, Zestril and Pulmicort. Sales volumes increased by 5% but overall prices were lower by 3%. Performance in Europe was also affected by the significant increase in movements of products between countries, usually from southern Europe where prices tend to be lower than in northern Europe.

Sales in Japan were up 14% for the full year, as a result of increases in Losec (up 39%), Seroquel (up 67%) and a strong oncology portfolio (up 16%). Sales in the rest of the world grew by 16%.

Operating margin and retained profit
Underlying operating profit declined by 11% although exchange effects reduced the reported decline to 6%. Operating margin fell from 24.4% to 21.8%. Gross margin improved primarily as a result of lower payments to Merck. Aggregate R&D and SG&A grew by just under 6% with spending including several up-front payments for collaboration agreements, costs of the launches of Crestor and some field force increases in Europe and Japan.

Other income was $43 million lower principally due to the gain on disposal of Sular in the first quarter of 2002. Net interest and dividend income was $91 million for the year, benefiting in comparison with 2002 as several small exchange and market revaluation losses were absent in 2003.

The effective tax rate for the year was 27.2% compared to 26.8% in 2002. In the fourth quarter we concluded a negotiated settlement with the UK and the US governments in respect of ex-Zeneca products for the years 1987 to 2001.

Dividend and share re-purchases
We paid a first interim dividend for 2003 on 6 October 2003 of $0.255 per Ordinary

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22	AstraZeneca Annual Review 2003 astrazeneca.com

Summary financial review continued

Share. A second interim dividend for 2003 of $0.540 per Ordinary Share has been declared, which the Annual General Meeting will be asked to confirm as the final dividend. This, together with the first interim dividend, makes a total dividend of $0.795 for the year. It is our intention that dividends will increase broadly in line with earnings growth whilst bringing dividend cover to around the middle of the 2-3 times range.

In 2003, we re-purchased 27.2 million Ordinary Shares for cancellation at a total cost of $1,154 million bringing the total number of shares re-purchased since the start of the re-purchase programme in 1999 to 92.8 million at a cumulative cost of $3,959 million. The Board has approved a new repurchase programme of $4 billion to be completed by the end of 2005, assuming continued market access and the absence of strategic needs for cash.

Financial position
All data in this section is on an actual basis (unless noted otherwise).

The net book value of our assets increased from $11,226 million at 31 December 2002 to $13,257 million at 31 December 2003. Capital expenditure on tangible fixed assets totalled $1,239 million, with major investments in Nexium manufacturing and R&D facilities. Additions to goodwill and intangible assets amounted to $113 million and fixed asset investment expenditure included a $100 million investment in Abgenix Inc., as part of an oncology collaboration agreement. Stocks rose due to exchange effects and underlying increases support of newly launched and rapidly growing products offset by reductions in holdings of mature products. Underlying debtor balances increased through higher invoice sales in the US in December, a higher proportion of sales from Europe where average credit terms are longer than in the US and increased pension prepayments. Creditors fell due to the settlement of the US Department of Justice Zoladex investigation provided for in 2002, the payment of certain pension commitments and lower trade creditors offset by currency impacts.

Cash flow
All data in this section is on an actual basis (unless noted otherwise).

We continue to be a highly cash generative business. We believe our cash resources will be sufficient for our present requirements and includes sufficient cash for our existing capital programme, share re-purchases and any costs of launching new products.

Cash generated from operating activities before exceptional cash outflows was $4,617 million compared with $5,686 million in 2002. This decrease was primarily a result of a $1,101 million outflow on working capital – $540 million in debtors, $430 million in creditors and $131 million in stock. This was principally a consequence of factors set out in the discussions on stocks and debtors and creditors above. The stronger European and Japanese currencies also increased the cash flow effect compared to 2002. Cash expenditure on exceptional items was $391 million compared with $93 million in 2002, following the payment of $355 million in settlement of the Zoladex investigation. Tax paid was $886 million and includes the transfer pricing settlement.

Capital expenditure, including new fixed asset investments and intangible assets, totalled $1,597 million. Although this is similar to cash expenditure in 2002, it reflects slightly lower expenditure on tangible fixed assets, offset by exchange and higher fixed asset investments. The cash inflow in respect of the disposal of Marlow Foods contributed $80 million in the year.

After accounting for dividends paid of $1,222 million, net share re-purchases of $1,107 million and exchange of $82 million, there is a $348 million decrease in net cash funds, which totalled $3,496 million at 31 December 2003.

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AstraZeneca Annual Review 2003 astrazeneca.com	23

Summary financial statements

Auditor’s statement

These summary Financial Statements are a summary of information in the Group’s annual Financial Statements, Directors’ Report and Directors’ Remuneration Report and do not contain sufficient information to allow for as full an understanding of the results and state of affairs of the Group as would be provided by the full annual Financial Statements, Directors’ Report and Directors’ Remuneration Report. Shareholders requiring more detailed information have the right to obtain, free of charge, a copy of the Group’s last full Annual Report and Form 20-F Information, available from the Secretary at the registered office of the Company.

The summary Financial Statements on pages 24 to 29 were approved by the Board of Directors on 29 January 2004 and were signed on its behalf by:

Sir Tom McKillop, Director

Jonathan Symonds, Director

Auditor’s statement to the members of AstraZeneca PLC, pursuant to section 251 of the Companies Act 1985
We have examined the summary Financial Statements set out on pages 24 to 29. This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Review 2003 in accordance with applicable UK law. Our responsibility is to report to you our opinion on the consistency of the summary Financial Statements within the Annual Review 2003 with the full annual Financial Statements, the Directors’ Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summary Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary Financial Statements.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 ‘The auditor’s statement on the summary financial statement’ issued by the Auditing Practices Board for use in the UK. Our report on the Group’s full annual Financial Statements describes the basis of our audit opinion on those Financial Statements.

Opinion
In our opinion the summary Financial
Statements are consistent with the full annual Financial Statements, the Directors’ Report and the Directors’ Remuneration Report of AstraZeneca PLC for the year ended 31 December 2003 and comply with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

29 January 2004

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

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24	AstraZeneca Annual Review 2003 astrazeneca.com

Group profit and loss account for the year ended 31 December

	Before
	exceptional	Exceptional	2003
	items	items	Total
	$m	$m	$m

Group turnover	18,849	–	18,849

Operating costs	(14,938)	–	(14,938)

Other operating income	200	–	200

Group operating profit	4,111	–	4,111

Share of operating profits of joint ventures and associates	–	–	–

Profits on sale of fixed assets	–	–	–

Dividend income	2	–	2

Profit on ordinary activities before interest	4,113	–	4,113

Net interest	89	–	89

Profit on ordinary activities before taxation	4,202	–	4,202

Taxation	(1,143)	–	(1,143)

Profit on ordinary activities after taxation	3,059	–	3,059

Attributable to minorities	(23)	–	(23)

Net profit for the financial year	3,036	–	3,036

Dividends to shareholders			(1,350)

Profit retained for the financial year			1,686

Earnings per $0.25 Ordinary Share before exceptional items	$1.78	–	$1.78

Earnings per $0.25 Ordinary Share (basic)	$1.78	–	$1.78

Earnings per $0.25 Ordinary Share (diluted)	$1.78	–	$1.78

Weighted average number of Ordinary Shares in issue (millions)			1,709

All activities were in respect of continuing operations. There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before taxation.

Group statement of total recognised gains and losses for the year ended 31 December

2003
$m

Net profit for the financial year	3,036

Foreign exchange adjustments on consolidation	1,361

Tax on foreign exchange adjustments on consolidation	66

Translation differences on foreign currency borrowings	–

Tax on translation differences on foreign currency borrowings	–

Total recognised gains and losses relating to the financial year	4,463

$m means millions of US dollars

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AstraZeneca Annual Review 2003 astrazeneca.com	25

Before			Before
exceptional	Exceptional	2002	exceptional	Exceptional	2001
items	items	Total	items	items	Total
$m	$m	$m	$m	$m	$m

17,841	–	17,841	16,222	–	16,222

(13,728)	(350)	(14,078)	(12,434)	(202)	(12,636)

243	–	243	368	–	368

4,356	(350)	4,006	4,156	(202)	3,954

–	–	–	–	–	–

–	–	–	–	10	10

1	–	1	8	–	8

4,357	(350)	4,007	4,164	(192)	3,972

30	–	30	105	–	105

4,387	(350)	4,037	4,269	(192)	4,077

(1,177)	–	(1,177)	(1,214)	54	(1,160)

3,210	(350)	2,860	3,055	(138)	2,917

(24)	–	(24)	(11)	–	(11)

3,186	(350)	2,836	3,044	(138)	2,906

		(1,206)			(1,225)

		1,630			1,681

$1.84	–	$1.84	$1.73	–	$1.73

$1.84	($0.20)	$1.64	$1.73	($0.08)	$1.65

$1.84	($0.20)	$1.64	$1.73	($0.08)	$1.65

		1,733			1,758

		2002			2001
		$m			$m

		2,836			2,906

		971			(466)

		135			(36)

		6			18

		(2)			(6)

		3,946			2,416

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26	AstraZeneca Annual Review 2003 astrazeneca.com

Group balance sheet at 31 December

	2003	2002
	$m	$m

Fixed assets
Tangible fixed assets	7,536	6,597

Goodwill and intangible assets	2,884	2,807

Fixed asset investments	220	46

	10,640	9,450

Current assets
Stocks	3,022	2,593

Debtors	5,960	4,845

Short term investments	3,218	3,962

Cash	733	726

	12,933	12,126

Total assets	23,573	21,576

Creditors due within one year
Short term borrowings and overdrafts	(152)	(202)

Current instalments of loans	–	(314)

Other creditors	(7,543)	(7,699)

	(7,695)	(8,215)

Net current assets	5,238	3,911

Total assets less current liabilities	15,878	13,361

Creditors due after more than one year
Loans	(303)	(328)

Other creditors	(52)	(34)

	(355)	(362)

Provisions for liabilities and charges	(2,266)	(1,773)

Net assets	13,257	11,226

Capital and reserves
Called-up share capital	423	429

Share premium account	449	403

Capital redemption reserve	23	16

Merger reserve	433	433

Other reserves	1,401	1,440

Profit and loss account	10,449	8,451

Shareholders’ funds – equity interests	13,178	11,172

Minority equity interests	79	54

Shareholders’ funds and minority interests	13,257	11,226

The summary Financial Statements on pages 24 to 29 were approved by the Board of Directors on 29 January 2004 and were signed on its behalf by:

Sir Tom McKillop	Jonathan Symonds
Director	Director

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AstraZeneca Annual Review 2003 astrazeneca.com	27

Statement of Group cash flow for the year ended 31 December

	2003	2002	2001
	$m	$m	$m

Cash flow from operating activities
Net cash inflow from trading operations	4,617	5,686	4,130

Outflow related to exceptional items	(391)	(93)	(368)

Net cash inflow from operating activities	4,226	5,593	3,762

Returns on investments and servicing of finance
Interest received	117	142	232

Interest paid	(32)	(96)	(84)

Dividends received	2	–	8

Dividends paid by subsidiaries to minority interests	(11)	(11)	–

	76	35	156

Tax paid	(886)	(795)	(792)

Capital expenditure and financial investment
Cash expenditure on tangible fixed assets	(1,282)	(1,340)	(1,385)

Cash expenditure on intangible assets	(233)	(268)	(197)

Cash expenditure on fixed asset investments	(120)	(1)	(5)

Disposals of fixed assets	38	66	44

	(1,597)	(1,543)	(1,543)

Acquisitions and disposals
Acquisitions of subsidiaries and purchases of minority interests	–	–	(44)

Disposals of business operations	80	–	–

	80	–	(44)

Equity dividends paid to shareholders	(1,222)	(1,234)	(1,236)

Net cash inflow before management of liquid resources and financing	677	2,056	303

Management of liquid resources and financing
Movement in short term investments and fixed deposits (net)	771	(806)	260

Financing	(345)	(118)	35

Net share re-purchases	(1,107)	(1,154)	(994)

Decrease in cash in the year	(4)	(22)	(396)

Cash outflow/(inflow) from decrease/(increase) in loans and short term borrowings	345	118	(35)

Cash outflow/(inflow) from increase/(decrease) in short term investments	(771)	806	(260)

Change in net funds resulting from cash flows	(430)	902	(691)

Exchange movements	82	75	(47)

Movement in net funds	(348)	977	(738)

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28	AstraZeneca Annual Review 2003 astrazeneca.com

Dividends

	2003	2002	2001	2003	2002	2001
	Per	Per	Per
	Share	Share	Share	$m	$m	$m

Interim, paid on 6 October 2003	$0.255	$0.23	$0.23	436	398	405

Second interim, to be confirmed as final,
payable 6 April 2004	$0.540	$0.47	$0.47	914	808	820

	$0.795	$0.70	$0.70	1,350	1,206	1,225

Earnings per share

	2003	2002	2001

Net profit for the financial year before exceptional items ($m)	3,036	3,186	3,044

Exceptional items after tax ($m)	–	(350)	(138)

Net profit for the financial year ($m)	3,036	2,836	2,906

Earnings per Ordinary Share before exceptional items	$1.78	$1.84	$1.73

Loss per Ordinary Share on exceptional items	–	$(0.20)	$(0.08)

Earnings per Ordinary Share	$1.78	$1.64	$1.65

Diluted earnings per Ordinary Share before exceptional items	$1.78	$1.84	$1.73

Diluted loss per Ordinary Share on exceptional items	–	$(0.20)	$(0.08)

Diluted earnings per Ordinary Share	$1.78	$1.64	$1.65

Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,709	1,733	1,758

Dilutive impact of share options outstanding (millions)	3	2	3

Diluted average number of Ordinary Shares in issue (millions)	1,712	1,735	1,761

There are no options, warrants or rights outstanding in respect of unissued shares except for employee share option schemes. The earnings figures used in the calculations above are unchanged for diluted earnings per Ordinary Share. Earnings per Ordinary Share before exceptional items have been calculated to eliminate the impact of exceptional items on the results of the business.

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AstraZeneca Annual Review 2003 astrazeneca.com	29

Emoluments of Directors

The aggregate remuneration, excluding pension contributions, paid to or accrued for all Directors and officers of the Company for services in all capacities during the year ended 31 December 2003 was £11 million ($18 million) (including £250,000 ($403,000) to the Chairman). Remuneration of individual Directors is set out below in sterling and US dollars. Among those Directors who receive their remuneration in sterling are the Chairman, the Non-Executive Deputy Chairman, the senior Non-Executive Director, the Chief Executive and the Chief Financial Officer.

	Salary			Taxable				Total	Total		Total
	and fees		Bonuses	benefits		Other		2003	2002		2001
Sterling	£’000		£’000	£’000		£’000		£’000	£’000		£’000

Percy Barnevik	250		–	–		–		250	250		250

Håkan Mogren	461		450	51	‡	284	ø	1,246	1,347		1,104

Sir Tom McKillop	885		860	1		44	*	1,790	1,479		1,304

Jonathan Symonds	534		451	6		80	†	1,071	909		815

Sir Peter Bonfield	74		–	–		–		74	46		38

John Buchanan	53		–	–		–		53	33	**	–

Jane Henney	49		–	–		–		49	60		9	**

Karl von der Heyden	55		–	–		–		55	47		41

Michele Hooper	19	**	–	–		–		19	–		–

Joe Jimenez	19	**	–	–		–		19	–		–

Erna Möller	49		–	–		–		49	62		55

Dame Bridget Ogilvie	49		–	–		–		49	62		55

Marcus Wallenberg	46		–	–		–		46	42		38

Former Directors
Åke Stavling	81	+	–	6	‡	402	ø	489	835		712

Others	–		–	–		–		–	621		702

Total	2,624		1,761	64		810		5,259	5,793		5,123

*	Relates to relocation allowances; † Payment for pension related tax liabilities; + Includes settlement on retirement of accrued holiday entitlement;
‡	Includes provision for accommodation in the UK; ø Compensation payment and for accommodation related tax liabilities; ** Part year only.

US dollars	Salary			Taxable				Total	Total		Total
	and fees		Bonuses	benefits		Other		2003	2002		2001
	$’000		$’000	$’000		$’000		$’000	$’000		$’000

Percy Barnevik	403		–	–		–		403	373		368

Håkan Mogren	743		725	82	‡	458	ø	2,008	2,010		1,623

Sir Tom McKillop	1,427		1,387	1		71	*	2,886	2,208		1,918

Jonathan Symonds	861		727	9		129	†	1,726	1,357		1,199

Sir Peter Bonfield	119		–	–		–		119	68		56

John Buchanan	86		–	–		–		86	49	**	–

Jane Henney	79		–	–		–		79	90		13	**

Karl von der Heyden	89		–	–		–		89	70		60

Michele Hooper	31	**	–	–		–		31	–		–

Joe Jimenez	31	**	–	–		–		31	–		–

Erna Möller	79		–	–		–		79	93		81

Dame Bridget Ogilvie	79		–	–		–		79	93		81

Marcus Wallenberg	74		–	–		–		74	63		56

Former Directors
Åke Stavling	131	+	–	9	‡	648	ø	788	1,246		1,047

Others	–		–	–		–		–	927		1,032

Total	4,232		2,839	101		1,306		8,478	8,647		7,534

*	Relates to relocation allowances; † Payment for pension related tax liabilities; + Includes settlement on retirement of accrued holiday entitlement;
‡	Includes provision for accommodation in the UK; ø Compensation payment and for accommodation related tax liabilities; ** Part year only.

Compensation payments to Håkan Mogren and Åke Stavling were £225,000 ($363,000) and £399,000 ($643,000) respectively and are included within Other in the above tables.

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30	AstraZeneca Annual Review 2003 astrazeneca.com

Group financial record

For the years ended 31 December	1999	2000	2001	2002	2003
	$m	$m	$m	$m	$m

Turnover and profits
Group turnover	18,257	17,882	16,222	17,841	18,849

Cost of sales	(5,849)	(5,270)	(4,232)	(4,520)	(4,469)

Distribution costs	(343)	(286)	(122)	(141)	(162)

Research and development	(2,923)	(2,893)	(2,773)	(3,069)	(3,451)

Selling, general and administrative expenses	(6,585)	(5,691)	(5,509)	(6,348)	(6,856)

Other income	189	266	368	243	200

Group operating profit	2,746	4,008	3,954	4,006	4,111

Group operating profit before exceptional items	3,908	4,330	4,156	4,356	4,111

Exceptional items charged to operating profit	(1,162)	(322)	(202)	(350)	–

Share of operating profit of joint ventures and associates	(7)	(149)	–	–	–

Exceptional items	(776)	(150)	–	–	–

Profits on sale of fixed assets	–	–	10	–	–

Dividend income	–	3	8	1	2

Net interest	(4)	135	105	30	89

Profit on ordinary activities before taxation	1,959	3,847	4,077	4,037	4,202

Taxation	(661)	(1,560)	(1,160)	(1,177)	(1,143)

Profit on ordinary activities after taxation	1,298	2,287	2,917	2,860	3,059

Attributable to minorities	(1)	(10)	(11)	(24)	(23)

Net profit for the financial year	1,297	2,277	2,906	2,836	3,036

Return on sales
Group operating profit before exceptional items as a percentage of sales	21.4%	24.2%	25.6%	24.4%	21.8%

Ratio of earnings to fixed charges (UK GAAP)	10.1	25.2	42.8	45.6	103.5

At 31 December	1999	2000	2001	2002	2003
	$m	$m	$m	$m	$m

Balance sheet
Fixed assets (tangible and intangible) and goodwill	9,717	7,908	8,109	9,404	10,420

Fixed asset investments	185	11	23	46	220

Current assets	10,393	10,938	10,364	12,126	12,933

Total assets	20,295	18,857	18,496	21,576	23,573

Creditors due within one year	(7,019)	(6,897)	(6,480)	(8,215)	(7,695)

Total assets less current liabilities	13,276	11,960	12,016	13,361	15,878

Creditors due after more than one year	(1,202)	(927)	(787)	(362)	(355)

Provisions for liabilities and charges	(1,765)	(1,617)	(1,600)	(1,773)	(2,266)

Minority equity interests	46	27	43	54	79

Shareholders’ funds – equity interests	10,263	9,389	9,586	11,172	13,178

Shareholders’ funds and minority interests	10,309	9,416	9,629	11,226	13,257

For the years ended 31 December	1999	2000	2001	2002	2003
	$m	$m	$m	$m	$m

Cash flow
Net cash inflow from operating activities	3,113	4,183	3,762	5,593	4,226

Dividends received from joint ventures and associates	3	–	–	–	–

Returns on investments and servicing of finance	29	19	156	35	76

Tax paid	(1,020)	(648)	(792)	(795)	(886)

Capital expenditure and financial investment	(2,731)	(1,426)	(1,543)	(1,543)	(1,597)

Acquisitions and disposals	1,978	740	(44)	–	80

Equity dividends paid to shareholders	(1,216)	(1,220)	(1,236)	(1,234)	(1,222)

Net cash inflow before management of liquid resources and financing	156	1,648	303	2,056	677

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AstraZeneca Annual Review 2003 astrazeneca.com	31

Share information

AstraZeneca	1999*	2000		2001	2002	2003

Ordinary Shares in issue – millions
At year end	1,775	1,766		1,745	1,719	1,693

Weighted average for year	1,776	1,768		1,758	1,733	1,709

Stock market price – per $0.25 Ordinary Share
Highest (pence)	2946	3600		3555	3625	2868

Lowest (pence)	2208	1926		2880	1799	1820

At year end (pence)	2568	3375		3098	2220	2680

Earnings per $0.25 Ordinary Share before exceptional items	$1.63	$1.62		$1.73	$1.84	$1.78

Earnings per $0.25 Ordinary Share (basic)	$0.73	$1.30		$1.65	$1.64	$1.78

Earnings per $0.25 Ordinary Share (diluted)	$0.73	$1.30		$1.65	$1.64	$1.78

Dividends	$0.70	$0.70	†	$0.70	$0.70	$0.795

* †	For the period 1 January 1999 to 31 December 1999 (except for stock market prices which are for the period from 6 April 1999 to 31 December 1999).
In addition, shareholders received a distribution of shares in Syngenta AG as a dividend in specie in respect of the demerger of Zeneca Agrochemicals.

Zeneca	1999*

Ordinary Shares in issue – millions
At period end	953

Weighted average for period	951

Stock market price – per 25 pence Ordinary Share
Highest (pence)	3037

Lowest (pence)	2406

At period end (pence)	3037

* For the period from 1 January 1999 to 6 April 1999

Astra	1999	*

Ordinary Shares in issue – millions
At period end	1,643

Weighted average for period	1,643

Stock market price – per Astra A Share
Highest (SEK)	190

Lowest (SEK)	154

At period end (SEK)	190

Stock market price – per Astra B Share
Highest (SEK)	190

Lowest (SEK)	154

At period end (SEK)	190

* For the period from 1 January 1999 to 6 April 1999

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32	AstraZeneca Annual Review 2003 astrazeneca.com

Shareholder information

Percentage analysis at 31 December 2003 of issued share capital

By size of account	2003
No. of shares	%

1 – 250	0.6

251 – 500	0.8

501 – 1,000	1.1

1,001 – 5,000	1.6

5,001 – 10,000	0.3

10,001 – 50,000	1.3

50,001 – 1,000,000	12.5

over 1,000,000†	81.8

Issued share capital	100.0

† Includes VPC and ADR holdings

At 31 December 2003, AstraZeneca PLC had 169,971 registered holders of 1,692,694,946 Ordinary Shares of $0.25 each. In addition, there were approximately 41,000 holders of American Depositary Receipts (ADRs) representing 7.53% of the issued share capital and 161,000 holders of shares held under the VPC Services Agreement representing 22.13% of the issued share capital. The ADRs, each of which is equivalent to one Ordinary Share, are issued by JPMorgan Chase Bank.

AstraZeneca’s largest shareholders

	Number of shares	Percentage of issued share capital

Shareholder

The Capital Group Companies, Inc.	254,143,676	15.01%

Investor AB	91,545,308	5.41%

Putnam Investment Management, LLC
and The Putnam Advisory Company, LLC	52,643,485	3.11%

Legal & General Investment Management Limited	52,518,020	3.10%

Financial calendar 2004

29 April 2004	Annual General Meeting and announcement of first quarter 2004 results

22 July 2004	Announcement of second quarter and half year 2004 results

13 August 2004	Record date for first interim dividend 2004

20 September 2004	First interim dividend payment date

Dividend payments
The record date for the second interim dividend for 2003 payable on 6 April 2004 (in the UK, the US and Sweden) is 20 February 2004. Shares trade ex-dividend on the London and Stockholm Stock Exchanges from 18 February 2004 and ADRs trade ex-dividend on the New York Stock Exchange from the same date. From 2004, dividends will normally be paid as follows:

First interim:	Announced end of July and paid in September
Second interim:	Announced end of January and paid in March

The record date for the first interim dividend for 2004 payable on 20 September 2004 (in the UK, the US and Sweden) is 13 August 2004.

2003 dividend	$	pence	SEK	Payment date

First interim dividend	0.255	15.9	2.07	6 October 2003

Second interim dividend	0.540	29.4	3.91	6 April 2004

Total dividend	0.795	45.3	5.98

AstraZeneca Annual Review 2003 astrazeneca.com

Shareview
AstraZeneca’s shareholders with internet access may visit www.shareview.co.uk and register their details to create a portfolio. Shareview is a free and secure on-line service from Lloyds TSB Registrars that gives access to shareholdings including balance movements, indicative share prices and information about recent dividends.

ShareGift
AstraZeneca welcomes and values all its shareholders, no matter how many or how few shares they own. However, shareholders who have only a small number of shares whose value makes it uneconomic to sell them, either now or at some stage in the future, may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. One of the advantages of the scheme is that there is no gain or loss for capital gains tax purposes on gifts of shares through ShareGift and it may now also be possible to obtain income tax relief on the donation. Further information about ShareGift can be found on its website, www.sharegift.org, or by contacting ShareGift on 020 7337 0501 or at 46 Grosvenor Street, London W1K 3HN. More information about the tax position on gifts of shares to ShareGift can be obtained from the Inland Revenue whose website address is www.inlandrevenue.gov.uk. The share transfer form needed to make a donation may be obtained from the AstraZeneca Registrar, Lloyds TSB Registrars whose address can be found on the back cover of this document. ShareGift is administered by The Orr Mackintosh Foundation, registered charity number 1052686.

The Unclaimed Assets Register
AstraZeneca supplies unclaimed dividend data to the Unclaimed Assets Register (UAR) which provides investors who have lost track of shareholdings with an opportunity to search the UAR’s database of unclaimed financial assets on payment of a small, fixed fee. The UAR donates part of the search fee to charity. The UAR can be contacted at Leconfield House, Curzon Street, London W1J 5JA and at www.uar.co.uk.

The contents of this AstraZeneca Annual Review are derived wholly and exclusively from the AstraZeneca Annual Report and Form 20-F Information for the financial year ended 31 December 2003, to which the reader is referred for additional analytical information.

Trade marks
Trade marks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies.

Use of terms
In this Annual Review 2003, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘the Company’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities.

Cautionary statement regarding forward-looking statements
In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This Annual Review 2003 contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

Statements of competitive position
Except as otherwise stated, market information in this Annual Review 2003 regarding the position of our business or products relative to its or their competition is based upon published statistical data for the 12 months ended 30 September 2003, or the month of November 2003, obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Except as otherwise stated, this market share and industry data from IMS Health has been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period.

Statements of growth rates
Except as otherwise stated, growth rates in this Annual Review 2003 are given at constant exchange rates (CER).

AstraZeneca website
Information on our website, astrazeneca.com, does not form part of this document.

©AstraZeneca PLC 2004
Designed by Addison Corporate Marketing Ltd

astrazeneca.com

Contact information

Registered office	Registrar and transfer office:
and corporate headquarters address:	Lloyds TSB Registrars
AstraZeneca PLC	The Causeway
15 Stanhope Gate	Worthing
London W1K 1LN	West Sussex
UK	BN99 6DA
Tel: +44 (0)20 7304 5000	UK
Fax: +44 (0)20 7304 5183	Tel (in the UK): 0870 600 3956
Tel (outside the UK): +44 (0)121 415 7033
R&D headquarters address:
AstraZeneca AB	Swedish securities registration centre:
R&D Headquarters	VPC AB
SE-151 85 Södertälje	PO Box 7822
Sweden	SE-103 97 Stockholm
Tel: +46 (0)8 553 260 00	Sweden
Fax: +46 (0)8 553 290 00	Tel: +46 (0)8 402 9000

Investor relations contacts:	US depositary:
UK and Sweden: As above or e-mail:	JPMorgan Chase Bank
IR@astrazeneca.com	PO Box 43013
US:	Providence
Investor Relations	RI 02940-3013
AstraZeneca Pharmaceuticals LP	US
1800 Concord Pike	Tel (toll free in the US): 888 697 8018
PO Box 15438	Tel: +1 (781) 575 4328
Wilmington
DE 19850-5438
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 February 2004, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2552 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,684,875,527.

G H R Musker Company
Secretary
26 February 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 March 2004	By: /s/ G H R Musker

Name: G H R Musker
Title: Company Secretary & Solicitor